Exhibit 99.1

BROOKFIELD PROPERTIES CORPORATION
RENEWAL ANNUAL INFORMATION FORM

MARCH 17, 2008

BROOKFIELD PROPERTIES CORPORATION
ANNUAL INFORMATION FORM — TABLE OF CONTENTS

Notes Regarding This AIF	i
Note Regarding Financial Information	i
Stock Splits	i
Forward-Looking Statements	i
Corporate Structure	1
Name, Address and Incorporation	1
Intercorporate Relationships and History	1
General Development of the Business	4
Acquisitions and Dispositions	4
Development	5
Financings and Refinancings	6
Equity	6
Business of Brookfield Properties	8
Overview	8
Commercial Property Operations	8
Commercial Development	9
Residential Development	9
Prudent and Flexible Capital Plan	11
Primary Markets and Properties	13
Service Businesses	30
Employees	30
Company and Real Estate Industry Risks	31
Dividends and Dividend Policy	38
Description of Capital Structure	38
General Description of Capital Structure	39
Ratings	39
Market for Securities	40
Directors and Officers	42
Directors	42
Officers	43
Share Ownership	44
Legal Proceedings	44
Interest of Management and Others in Material Transactions	44
Auditors, Transfer Agent and Registrars	44
Audit Committee Information	45
Relevant Education and Experience	45
Pre-Approval Policies and Procedures	45
External Auditor Service Fees (By Category)	46
Additional Information	46

Appendix A — Subsidiaries
Appendix B — Commercial Properties by Region
Appendix C — Summary of Terms and Conditions of Authorized Securities
Appendix D — Audit Committee Charter

NOTES REGARDING THIS AIF
In this Annual Information Form (“AIF”), “Brookfield Properties”, “we”, “us” and “our” refers to Brookfield Properties Corporation and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.
Note Regarding Financial Information
Financial data included in this AIF has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar references, unless otherwise stated, are in U.S. dollars. Amounts in Canadian dollars are identified as “C$”. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2007.
Stock Splits
On February 12, 2007, our board of directors approved a three-for-two stock split. The stock split was in the form of a subdivision of shares with shareholders holding three Brookfield Properties common shares, following the stock split, for every two common shares previously held. Fractional shares were paid in cash at the prevailing market price. The stock split occurred on April 27, 2007. In addition, on February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for every two common shares held. Fractional shares were paid in cash at the prevailing market price. The stock dividend was paid on March 31, 2005. All common share information contained in this AIF has been adjusted to give effect to both of these stock splits, other than the historical common share information found under the heading “Corporate Structure — Intercorporate Relationships and History”.
FORWARD-LOOKING STATEMENTS
This AIF contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by us with the securities regulators in Canada and the United States, including in this AIF under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” We undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

i

CORPORATE STRUCTURE
Name, Address and Incorporation
Brookfield Properties Corporation was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. Our articles have been amended from time to time to change our capital structure and to make the following name changes: Carena-Bancorp Holdings Inc. - Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989) and finally to Brookfield Properties Corporation (May 1996). Our articles were restated on September 5, 2002.
Our registered office is P.O. Box 770, Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. We operate head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.
Intercorporate Relationships and History
Our principal subsidiaries and the cities where they own properties are set out below. All interests are 100% ownership interests unless otherwise indicated. Our principal subsidiaries are listed in Appendix A hereto.
Brookfield Properties has been active in various facets of the real estate business since the 1960’s. Canadian Arena Corporation, the predecessor company to Brookfield Properties, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the franchise in 1978.
In 1976, Brookfield Properties, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies. The steady escalation in commercial property values over the next ten years provided the capital base to expand Brookfield Properties’ residential land development and home building activities. In 1990, a strategic decision was made to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America.

The accumulation of these assets was completed through various corporate and property purchases, including six major portfolio acquisitions:
BCE Inc.
In 1990, Brookfield Properties acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Inc. In 1994, this interest was increased to 100%. Brookfield Place, Brookfield Properties’ flagship office complex in Toronto, was acquired in this transaction and our portion of the property is owned through Brookfield Properties Ltd., an Ontario corporation. The Denver and Minneapolis assets are held through Brookfield Commercial Properties Inc., a Minnesota-based Delaware corporation.
Olympia & York U.S.A.
On November 21, 1996, we completed the acquisition of a 46% interest in World Financial Properties, L.P., a New York-based Delaware limited partnership. World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza and 245 Park Avenue in Manhattan and 53 State Street in Boston. In April 1997, we acquired from an affiliate of a Canadian chartered bank and Dragon Holdings Limited a further 24% interest in World Financial Properties, L.P. for approximately $145 million in cash and the issuance of 2.9 million warrants of Brookfield Properties. Following the acquisition, we owned a 70% interest in World Financial Properties, L.P., which changed its name to Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”). In June 1998, we increased our interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. a 19% equity interest. The cost of the acquisition was $167 million. As partial consideration for the acquisition, we issued a $50 million 6% unsecured debenture convertible into 2,622,100 of our common shares. On May 30, 2001, we acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from Citibank for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought our interest in Brookfield Financial Properties to approximately 95%. On December 31, 2002, we increased our interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million. During 2003, we acquired a further 0.9% of our New York and Boston assets owned through Brookfield Financial Properties. This brought our interest in Brookfield Financial Properties to approximately 99.4%.
Royal Trust
On September 30, 1997, we purchased 14,582,252 common shares of BPO Properties Ltd., a Canadian corporation and an owner of commercial properties primarily in the Toronto area (“BPO Properties”, formerly Royal Trust and then Gentra Inc.), for an aggregate purchase price of $190 million. The purchase price was satisfied by a cash payment and approximately 4.6 million of our common shares. On completion of the transaction, we held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, we also entered into an agreement to purchase Series R preferred shares of BPO Properties. On October 15, 1997, the Series R preferred shares were converted into common shares of BPO Properties, increasing our ownership to 45%.
During 1999, BPO Properties acquired 5.8 million of its own common shares at a price below net asset value for a total of $57 million, thereby increasing our equity interest to 52%. Subsequent to December 31, 1999, an additional 4 million common shares of BPO Properties were repurchased by BPO Properties for a total cost of $40 million, thereby increasing our equity interest in BPO Properties to 59% (47% on a voting basis). During 2000, we continued the consolidation of BPO Properties through both a normal course issuer bid and tender offers for the shares that we did not already own. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash. We subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing our equity ownership interest in BPO Properties to 87% (47% of the voting securities and 100% of the non-voting securities on a voting basis).
In April 2003, we acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased our equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield Properties acquired these additional shares by issuing C$15.5 million of retractable preferred shares. These shares were retractable until April 25, 2005 for either cash or, at the option of the holder, 474,466 common shares of Brookfield Properties and 94,893 common shares of Brookfield Homes Ltd. (“Brookfield Homes”), subject to certain adjustments. Thereafter, we extended an offer to acquire the balance of outstanding common shares of BPO Properties which we did not own. In June 2003, we withdrew our proposal to enter into a “Going Private Transaction” with BPO Properties due to the lack of support from minority shareholders. The retractable preferred shares were subsequently purchased from the holder thereof for C$22,952,781.60.

Trizec Western Canada
In June 2000, we acquired, through BPO Properties, a Western Canadian office portfolio consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The portfolio includes the flagship Bankers Hall East and West Towers and the Royal Bank Building in Downtown Calgary as well as the Royal Centre in Downtown Vancouver.
O&Y Properties/O&Y REIT
In October and November of 2005, through BPO Properties, we completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust, adding approximately 11.6 million square feet to BPO Properties’ office portfolio. The C$2 billion O&Y portfolio acquisition, one of the largest real estate deals in Canadian history, comprised 24 office properties consisting of 27 buildings and one development site in five Canadian cities. The portfolio was acquired by a consortium of institutional investors, led and managed by BPO Properties investing directly through property level joint ventures (collectively, “Canadian Office Fund”). BPO Properties provided 25% of the equity, approximately C$200 million, and serves as property and asset manager for the Canadian Office Fund.
Trizec Properties
In October 2006, we acquired Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust or REIT, and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties (“Trizec Canada” and collectively with Trizec Properties, “Trizec”), for consideration of approximately $4.8 billion, which together with the existing indebtedness of Trizec, gave the transaction a value of approximately $8.9 billion. The portfolio was acquired in a joint venture involving a consortium of institutional investors, led and managed by us, investing through direct and indirect investment vehicles (collectively, “U.S. Office Fund”), and The Blackstone Group, a New York-based private equity firm (“Blackstone”). The Trizec portfolio consisted of 74 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets, including New York City, Washington, D.C. and Los Angeles.
The U.S. Office Fund invested approximately $1.4 billion into the transaction. Our equity investment in the U.S. Office Fund is approximately $857 million. Blackstone invested approximately $507 million into the transaction.
The terms of the joint venture agreement provide that we manage and operate the Trizec portfolio, provided that Blackstone has been engaged pursuant to a sub-management agreement to manage and operate certain properties in the Trizec portfolio. We manage and operate properties amounting to approximately 29 million square feet located in Downtown Los Angeles, Washington, D.C., Houston and New York City. Under the sub-management agreement, Blackstone manages and operates the balance of the properties in the Trizec portfolio amounting to approximately six million square feet located in West Los Angeles, San Diego and New York City. Under the terms of the joint venture agreement, commencing in 2011, Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013, the U.S. Office Fund has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties.
Residential and Housing
In 1985, we entered the land development and home building businesses by acquiring a 50% controlling interest in Coscan Development Corporation (“Coscan”) from Costain U.K. In 1987, we acquired a 45% interest in Carma Corporation from several Canadian financial institutions which had acquired their shareholdings in this company as a result of a major financial restructuring. Over the next eight years we increased our interest in Carma Corporation to 75%.
In 1995, Coscan changed its name to Brookfield Homes. On May 8, 1997, we completed an amalgamation transaction with Brookfield Homes in which shareholders of Brookfield Homes received one common share of Brookfield Properties for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total outstanding shares in Brookfield Homes.

On May 13, 1999, we purchased 1 million common shares of Carma Corporation. This purchase increased our equity interest in Carma Corporation to 35,395,499 common shares or approximately 82% of Carma Corporation’s issued and outstanding common shares. In September 2000, Carma Corporation was privatized through the issuance of 1.9 million of our common shares and the payment of $1 million in cash.
On October 29, 2002, our board of directors approved the special distribution of our U.S. residential home building business, under the name Brookfield Homes Corporation and that company commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “BHS” on January 7, 2003. As a result we no longer have an interest in Brookfield Homes Corporation.
In 2005, Carma Corporation was restructured into two wholly-owned subsidiaries Carma Developers LP, an Alberta limited partnership, which operates our Canadian residential land development business, and Carma Inc., a Delaware corporation, which operates our U.S. residential land development business.
GENERAL DEVELOPMENT OF THE BUSINESS
The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below. A number of these events and conditions are discussed in greater detail under the heading “Business of Brookfield Properties”. We have not repeated the major events referred to above under “Corporate Structure — Intercorporate Relationships and History”.
Acquisitions and Dispositions
On October 31, 2005, we closed on the acquisition of the remaining 50% interest in the Bay Adelaide development site for approximately $90 million, providing us with full flexibility to realize long-term value in the ownership of the 2.6 million square foot development site which spans two city blocks in the heart of Downtown Toronto.
In November 2005, we sold our 50% interest in Colorado State Bank Building in Denver to LBA Realty of California for $22 million as part of our strategy to redeploy equity from this non-core market into existing core and selected new markets.
We acquired a metropolitan Washington, D.C. asset after the sale of two Denver buildings. We sold the World Trade Center Denver for $116 million in January 2006 after having completed the sale of Colorado State Bank Building for $22 million. The acquisition of One Bethesda Center for $69 million closed in January 2006. One Bethesda Center is a 12-story, 168,000 square foot office property located one block from the Washington, D.C. metro station in Bethesda, Maryland.
In February 2006, we launched a fund to act as our new U.S. acquisition vehicle. Our $300 million committed investment combined with our partners’ committed investments totalled $850 million and had the potential to be increased to $1.2 billion within a one-year period. The fund had a three-year investment period and a term of ten years. It targeted office property acquisitions in the central business districts in our core U.S. markets and on the West Coast. The fund investors subsequently invested in our U.S. Office Fund and this fund was terminated.
On April 10, 2006, we completed the acquisition of the remaining 75% interest in the Hudson’s Bay Centre in Toronto for approximately $96 million.
On May 16, 2006, we announced that we had completed the acquisition of 601 and 701 South 12th Street, Arlington, Virginia, in the Pentagon City submarket of Washington, D.C., for $230 million. The property is comprised of two 12-story office buildings that total 540,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration.
In June 2006, our Canadian Office Fund sold eight non-core office properties, totaling approximately one million square feet, consisting of six properties in Calgary, Alberta and two properties in Winnipeg, Manitoba. In a separate transaction, the fund also sold a 16,000 square-foot residential land development site located at 1014-1020 5th Ave SW in Calgary. Proceeds for these transactions totalled approximately C$245 million prior to selling costs and repayment of debt. The fund also completed the sale of O&Y Enterprise, a third-party management business acquired with the O&Y portfolio.
In February, 2007, we disposed of three of our properties that were classified as held for sale: Atrium on Bay in Toronto and 2200 and 2204 Walkley in Ottawa. Atrium on Bay was sold for C$250 million and the Walkley properties, held through our Canadian Office Fund, were sold for C$25 million.

On May 16, 2007, we sold 18 King St., Toronto, for $10 million, resulting in a gain of $4 million for our 25% interest in this 251,000 square foot building.
On May 31, 2007, we purchased 1201 Louisiana, Total Plaza, Houston for $151.5 million. The 35-story building comprising 892,000 square feet is located one block east of the Allen Center and is directly linked to the Houston central business district tunnel system. The building is 90% leased, with lead tenant Total Petrochemicals, a French petrochemical manufacturing company, occupying 244,000 square feet and PricewaterhouseCoopers LLP occupying 154,000 square feet.
On August 30, 2007, we sold 2 and 40 St. Clair Ave. West, Toronto, for C$90 million resulting in a gain of approximately $7 million for our 25% interests in these 448,000 square foot buildings.
On December 13, 2007, we sold Gulf Canada Square in Calgary for a gross sale price of $97 million, resulting in a gain of approximately $27 million for our 25% interest in this 1.1 million square foot building.
On January 17, 2008, we announced that we acquired an additional 49% interest in 53 and 75 State Street from RREEF for $477 million or $511 per square foot. This acquisition gives us sole ownership of the two towers, which in aggregate encompass 2.2 million square feet of Class A office space in Boston’s financial district.
Development
We received a $30 million fee from Goldman Sachs in accordance with an agreement signed in December 2005 related to certain rights that we have at Site 26 in Battery Park City, New York, where Goldman Sachs has commenced construction of a 2.1 million square foot headquarters building expected to be fully occupied in 2009. We believe that this development represents significant confidence in lower Manhattan and will have a positive impact on the value of our properties in and around the World Financial Center.
On July 19, 2006, we, through BPO Properties, launched the three-phase 2.6 million square foot Bay Adelaide Centre development in Toronto with the signing of a long-term lease with KPMG to anchor Bay Adelaide West, the 1.2 million square foot, 50-story office tower located on the northeast corner of Bay and Adelaide Streets. Occupancy of Bay Adelaide Centre West is expected in 2009. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential space.
On July 27, 2006, we, through BPO Properties, launched the Bankers Court development project, a 500,000 square foot, two-building project. Active development of the first building, totaling 265,000 square feet, is taking place and is expected to be complete in 2008. The building is 100% leased. We and British Columbia Investment Management Corporation each own 50% of the Bankers Hall and the Bankers Court developments.
On July 27, 2006, we acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for $15 million in a joint venture with ING Clarion. Construction on a 327,000 square foot building commenced in the fall of 2006 and completion is expected in 2008.
On September 26, 2006, we acquired the 1.3 million square foot Four Allen Center, Houston, for $120 million. The entire building is leased to Chevron U.S.A., Inc. The acquisition was fully financed with a seven-year, interest-only 5.77% coupon mortgage. On October 5, 2006, the building became part of the joint venture with the U.S. Office Fund and Blackstone. This site has been undergoing redevelopment and construction is substantially complete.
Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is underway on Two Reston Crescent, a 185,000 square foot building. Completion is expected in the beginning of 2008. During the first quarter of 2007, demolition began on the existing Reston Unisys I and II buildings.
1225 Connecticut Avenue in Washington, D.C., a property that was acquired as part of the Trizec portfolio, is currently undergoing a full redevelopment of its 269,000 square feet, which is expected to be completed in the fourth quarter of 2008.
Waterview, a development site acquired with the Trizec portfolio, was under construction prior to the acquisition. On May 30, 2007, we sold the office component for $435 million, resulting in a gain of $58 million, and earning incentive and termination fees of $16 million for our 25% interest. The remaining 300,000 square foot building is substantially complete and expected to be operational in the first quarter of 2008.

On June 25, 2007, we expanded the Herald Block development site in Calgary with the acquisition of the Heagle building for C$5 million, adding 100,000 square feet of additional density to the site, which now has a capacity of 1.2 million rentable square feet. The acquisition of the building also links the site to existing skybridge connections.
In the fourth quarter of 2007, we commenced deck pre-construction on the Ninth Avenue development site, New York with an anticipated June 2008 construction start. The $600 million project will create three acres of grade-level surface, upon which 5.4 million square feet of office and mixed-use density can be built. The platform is expected to be completed in late 2010; the first tower could be completed for tenant occupancy by 2013.
Financings and Refinancings
In March 2005, we increased our corporate credit facility by $200 million to $350 million.
In the third quarter of 2006, we refinanced 53 State Street, Boston, for $280 million with a 10-year, interest-only 5.96% coupon mortgage.
On January 26, 2007 we refinanced One World Financial Center, New York, with a $310 million, non-recourse 10-year interest-only financing at a rate of 5.83%. This new financing repaid $300 million full-recourse floating rate financing.
On July 26, 2007, BPO Properties closed on a C$420 million construction loan for Bay Adelaide Centre. The loan bears interest at Bankers Acceptance plus 1.35% and has a three-year term with two one-year extension options.
On August 13, 2007, we announced the completion of the refinancing of One Liberty Plaza in Lower Manhattan with an $850 million, non-recourse 10-year loan. The financing was completed with Goldman Sachs at a fixed rate of 6.139%, repaying a $397 million loan at a fixed rate of 6.75%.
In September 2007, we increased our corporate credit facility by $150 million to $500 million.
In the fourth quarter of 2007, we also completed five financings, generating $500 million in net proceeds including Royal Centre, Vancouver for $132 million; TD Canada Trust Tower, Toronto for $200 million; RBC Dain Rauscher Tower, Minneapolis, for $80 million; and a pre-development loan on the Ninth Avenue development site, New York for $105 million.
Equity
On February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for every two common shares held. Fractional shares were paid in cash at the prevailing market price. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
On April 28, 2006, we announced an increase in the quarterly dividend on our common shares by 6% to $0.19 per share providing for an effective annualized dividend rate of $0.76 per share commencing with the dividend payable on June 30, 2006.
In connection with the Trizec acquisition, we and the other parties to the transaction obtained approximately $3.7 billion of debt financing from a group of lenders. The financing was comprised of advances by the lenders in three separate groups of loans and was primarily used for paying a portion of the consideration for the Trizec acquisition, maintaining reserves, refinancing existing debt, paying carrying costs and various other costs and expenses relating to the Trizec acquisition. All of these loans mature on October 5, 2011.
In December 2006, we filed a registration statement on Form F-10 with the United States Securities and Exchange Commission and a short form prospectus with the securities regulatory authorities in all of the provinces of Canada, in connection with an offering of our common shares. Pursuant to this offering, and the subsequent exercise of the over-allotment option, we issued 20,625,000 of our common shares (on a pre-split basis) to a syndicate of underwriters. We also issued an additional 12,375,000 of our common shares (on a pre-split basis) to a subsidiary of our parent company, Brookfield Asset Management Inc. (“BAM”) by way of a concurrent private placement. The total gross proceeds raised from the combined share issuances were approximately $1.25 billion. Following the closing of these offerings, BAM owns, directly and indirectly, an approximate 50.1% voting interest in Brookfield Properties.

On February 12, 2007, our board of directors approved a three-for-two stock split. The stock split was in the form of a subdivision of shares with shareholders holding three Brookfield Properties common shares, following the stock split, for every two common shares previously held. Fractional shares were paid in cash at the prevailing market price. The stock split occurred on April 27, 2007.
Also on February 12, 2007, our board of directors approved an increase in the quarterly dividend on our common shares by 11% to $0.14 per share on a post-split basis providing for an effective annualized dividend rate of $0.56 per share commencing with the dividend payable on June 30, 2007.
In the fourth quarter of 2007, we repurchased 1.4 million of our common shares at an average price of $20.52 during the quarter, bringing the total number of shares repurchased in 2007 to 4.5 million at an average price of $22.87.

BUSINESS OF BROOKFIELD PROPERTIES
Overview
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. In the past three years, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager: the U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio).
Commercial Property Operations
Our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 109 properties totaling 73 million square feet, including 10 million square feet of parking. Our properties are listed in Appendix B hereto. Our development/redevelopment portfolio comprises interests in 16 sites totaling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.
Our commercial property portfolio, segregated by market, is as follows:

		Total Area
Region	Number of Properties	(000’s Sq.Ft.)

New York, New York	13	19,516
Boston, Massachusetts	2	2,163
Washington, D.C.	28	6,502
Toronto, Ontario	12	10,343
Calgary, Alberta	8	6,704
Ottawa, Ontario	6	2,780
Denver, Colorado	1	1,795
Minneapolis, Minnesota	4	3,008
Los Angeles, California	22	10,672
Houston, Texas	8	7,850
Other	5	1,845

Total	109	73,178

Business Strategy
Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 7% of our leases, on average, mature annually over the next five years.
Diversified, High Credit Quality Tenants. An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants with over 1 million square feet of space in portfolio by leased area and their respective lease commitments:

		Year of	Leased Area
Tenant	Primary Location	Expiry(1)	(000’s Sq.Ft.)

Merrill Lynch	New York/Toronto	2013	4,583
Government and Government Agencies	Various	Various	3,060
Chevron U.S.A.	Houston	2018	1,725
Canadian Imperial Bank of Commerce	New York/Toronto/Calgary	2031	1,701
Wachovia	New York	2015	1,398
RBC Financial Group	Five major markets	2018	1,152
Bank of Montreal	Toronto/Calgary	2018	1,137

(1)	Weighted average based on square feet.
Proactive Leasing Strategy. Our pro-active leasing strategy produced total 2007 leasing of 8.8 million square feet, excluding leasing for developments. Our vacancy rates are significantly below the market average in almost all of our primary markets. The portfolio-wide occupancy rate, at December 31, 2007, was 95.6%. Increasing occupancy and reducing rollover exposure ensures continued stable cashflow and low levels of capital expenditures and leasing costs.
Investment Strategy
Acquire high quality properties in our target markets. Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and for a shift in marketing strategy), changes in management focus and re-leasing as existing leases terminate.
Expand asset management platform. We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we are also pursuing the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec. Of our 109 commercial office properties, 27 are wholly owned, 12 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties.
We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
Commercial Development
We hold interests in 18 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have five projects under development and two projects under redevelopment. The following table summarizes our commercial development projects at December 31, 2007:

			Number	Ownership(1)	Density
		Location	of Sites	(%)	(Sq.Ft.)

New York, New York	Ninth Avenue	Between 31st and 33rd Streets across from the Farley Post Office	1	100	5,400,000

Washington, D.C.	77 K Street	Adjacent to Union Station	1	50	327,000

	Waterview	Located at the foot of the Key Bridge in Rosslyn, Virginia	1	25	300,000

	Reston Crescent	36 acre landscaped campus adjacent to Reston, Virginia	1	100	1,000,000

	1225 Connecticut Avenue(2)	Downtown Washington, D.C.	1	100	269,000

Houston, Texas	Four Allen Center(2)	1400 Smith Street	1	100	1,267,000

	1500 Smith Street	Between Continental Center I and Four Allen Center	1	100	800,000

	Allen Center Gateway	A sky bridge connection to the Allen Center	1	100	700,000

	Allen Center Garage	Located in the heart of the Allen Center / Cullen Center complex	1	100	700,000

Toronto, Ontario	Bay Adelaide Centre	Bay and Adelaide Streets	1	100	2,600,000

	Brookfield Place III	Third tower of current project	1	65	800,000

Calgary, Alberta	Bankers Court	East and West Parkades adjacent to Bankers Hall	1	50	500,000

	Herald Site	Within one block from our existing Calgary assets	1	100	1,200,000

Ottawa, Ontario	300 Queen Street	Third phase of current Place de Ville project	1	25	577,000

Denver, Colorado	425 15th Street	One block from Republic Plaza	1	100	833,000

	Tremont Garage	One block from Republic Plaza	1	100	500,000

Total			16		17,773,000

(1)	Represents our consolidated interest before non-controlling interests

(2)	Property is currently under redevelopment
Residential Development
Our wholly-owned subsidiaries, Carma Inc., Carma Developers LP and Brookfield Homes (Ontario) Limited, develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. These units also build and sell homes. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.
The following table summarizes our residential land development at December 31, 2007:

	Under Development		Housing Inventory		Held for Development
					Estimated
			Number of		Number of
($ in Millions)	Number of Lots	Book Value	Units	Book Value	Lots	Book Value

Alberta	4,297	$358	398	$57	39,835	$424
Ontario	330	24	239	28	13,104	64
Colorado	958	43	—	—	8,667	122
Texas	106	4	—	—	13,529	84
Missouri	88	2	—	—	1,357	18

Total	5,779	$431	637	$85	76,492	$712

Prudent and Flexible Capital Plan
Our strong balance sheet allows us to simultaneously pursue numerous growth initiatives including development and acquisitions.
We monitor both the amount of our leverage and the mix of our fixed/floating-rate debt to provide a more reliable stream of earnings. We regularly review various credit ratios to monitor our leverage. In order to mitigate the risk of rising interest rates, we finance our commercial properties through a combination of fixed and variable rate debt. Our optimum financing goal is to place long-term fixed rate non-recourse debt on each of our commercial properties. However, when an asset is being repositioned or released we may temporally use a variety of short term variable rate financing facilities, including loans from BAM and its affiliates, bridge financing from financial institutions and recourse debt. In addition, from time to time, we may enter into interest rate derivative contracts in order to limit our exposure to increasing interest rates.
Important sources of liquidity for us are two unsecured revolving credit facilities: (i) a $500 million facility with a syndicate of banks and (ii) $300 million facility with BAM. These facilities bear interest at LIBOR plus a spread of 1.10% to 1.50% based on our corporate debt rating. The $500 million unsecured credit facility includes numerous financial covenants that limit our ability to borrow under the facility. As of December 31, 2007, the balance drawn on these facilities was $251 million and nil, respectively.
Depending on market conditions, we opportunistically access the public equity markets through the issuance of common or preference shares. To the extent that we believe it is necessary and efficient, we may also raise capital through a variety of other means, including, but not limited to, selling assets, entering into joint ventures or partnerships with equity providers, or a combination of these and other methods.
Select financial ratios are set out in the following table:

	Three-Year	Annual Results
Objective	Average	2007	2006	2005

Debt-to-total-market-capitalization	41%	47%	41%	34%
Non-recourse debt as a percentage of total(1)	92%	94%	94%	88%

Interest expense coverage	2.2x	2.0x	2.1x	2.6x

(1)	Non-recourse to Brookfield Properties
The following describes our commercial property debt at December 31, 2007:

				Brookfield
				Properties’
		Interest	Maturity	Consolidated Share
Commercial Property	Location	Rate (%)	Date	(in millions of $)	Mortgage Details

Direct
Royal Centre	Vancouver	6.50	2008	132	Non-recourse, floating rate
105 Adelaide	Toronto	5.77	2008	23	Non-recourse, fixed rate
Dain Plaza	Minneapolis	6.10	2008	79	Non-recourse, floating rate
Hudson’s Bay Centre	Toronto	6.21	2008	100	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	123	Non-recourse, fixed rate
22 Front Street	Toronto	11.88	2008	6	Non-recourse, fixed rate
75 State Street	Boston	5.00	2008	130	Non-recourse, fixed rate
Bankers Court(1)	Calgary	6.11	2009	8	Non-recourse, floating rate
West 31st Street(1)	New York	6.00	2009	105	Recourse, floating rate
Dain Plaza	Minneapolis	6.00	2009	29	Non-recourse, fixed rate
77 K Street(1)	Washington, D.C.	6.35	2010	18	Non-recourse, floating rate
245 Park Avenue	New York	6.65	2011	230	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	73	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Queens Quay	Toronto	7.26	2011	35	Non-recourse, fixed rate
1201 Louisiana	Houston	6.73	2011	101	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	62	Non-recourse, fixed rate
HSBC	Toronto	8.19	2012	23	Non-recourse, fixed rate
Bay Adelaide Centre(1)	Toronto	5.96	2012	101	Non-recourse, floating rate

				Brookfield
				Properties’
		Interest	Maturity	Consolidated Share
Commercial Property	Location	Rate (%)	Date	(in millions of $)	Mortgage Details

300 Madison Avenue	New York	6.09	2012	76	Non-recourse, floating rate
Two World Financial Center	New York	6.91	2013	454	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	269	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	342	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	174	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	2013	43	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	163	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	125	Non-recourse, fixed rate
Two World Financial Center	New York	10.30	2014	100	Non-recourse, floating rate
53 State Street	Boston	5.96	2016	279	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	2016	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	2017	836	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	5.87	2017	200	Non-recourse, fixed rate
West 33rd Street(1)	New York	5.90	2018	122	Recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2028	93	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	164	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate

		6.44%		$5,860

U.S. Fund
2000 L Street	Washington, D.C.	6.26	2008	56	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	2008	33	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91	2008	25	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.35	2008	58	Non-recourse, floating rate
Waterview(1)	Washington, D.C.	7.20	2009	16	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center(1)	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	193	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	111	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	235	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	113	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	397	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.53	2011	3,093	Non-recourse, floating rate
CMBS Pool debt	—	Various	Various	1,063	Various

		6.77%		$5,758

Canadian Fund
First Canadian Place	Toronto	8.06	2009	66	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	2009	7	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.72	2009	2	Non-recourse, fixed rate
151 Yonge	Toronto	6.01	2012	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	2014	2	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	2024	17	Non-recourse, fixed rate

		7.53%		$106

Corporate
Corporate revolver	—	5.70	2009	251	Recourse, floating rate
Corporate term loan	—	6.10	2008	150	Recourse, floating rate

Total Commercial Property Debt		6.65%		$12,125

(1)	Development debt

Primary Markets and Properties
The following is a brief overview of the commercial property markets in which Brookfield Properties operates as of the date of this AIF.
The term “Brookfield Properties Direct” refers to those properties which are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. See “Business of Brookfield Properties — Investment Strategy” for a description of our interest in our funds. Total area includes commercial office, retail, storage and parking.
Manhattan, New York
The New York City market contains the largest area of office space in North America. The market has approximately 390 million square feet of office space with Midtown Manhattan containing approximately 235 million square feet; Midtown South with 65 million square feet; and Lower Manhattan with 90 million square feet.
Midtown Manhattan
The Midtown overall vacancy rate (including sublease space) at December 31, 2007 was 5.8%, down from 6.4% at year end 2006. Absorption was approximately 25,000 square feet during 2007, with the Class A sector accounting for approximately negative 513,000 square feet during 2007. Midtown overall leasing activity for 2007 was approximately 15.7 million square feet, well below last year’s 18 million square feet and the historical annual average.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

245 Park Avenue	1,692	51% fee interest. New York State Teachers’ Retirement System owns remaining 49% interest.	245 Park Avenue is a 44-story office tower located in Midtown Manhattan on Park Avenue at 46th Street, immediately adjacent to Grand Central Station. The building was completed in 1970. This property has undergone a complete renovation of the lobby, plaza and elevators.

300 Madison Avenue	1,094	100% fee interest.	Designed by Skidmore Owings & Merrill, 300 Madison Avenue rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking 8-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue. The building features an auditorium, dining facilities and other amenities on the expansive lower levels.
U.S. Office Fund

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

The Grace Building	1,519	49.9% fee interest.	The Grace Building is a 49-story tower, completed in 1971. It is centrally located in Midtown Manhattan at 6th Avenue and 42nd Street and is equipped with a state-of-the-art security system and communications infrastructure, including high-speed Internet access and alternative telecom services.

1065 Ave of the Americas	665	99% fee interest.	1065 Avenue of the Americas is a 34-story tower, completed in 1958 and renovated in 1993.

1411 Broadway	1,149	49.9% fee interest.	1411 Broadway is a 40-story tower, completed in 1979 and renovated in 1999.

1460 Broadway	215	49.9% fee interest.	1460 Broadway is a 17-story tower, completed in 1951 and renovated in 1999.
Lower Manhattan
The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 90 million square feet of Class A, B and C space. The Lower Manhattan overall vacancy rate at December 31, 2007 was 6.2%, a decrease from 8.4% at year end 2006.
In Lower Manhattan, overall absorption was approximately 337,000 square feet in 2007 compared to 2.6 million square feet in 2006. Leasing activity in Lower Manhattan for 2007 totaled 4.7 million square feet falling short of the historical annual average of 6 million sq. ft. The Downtown market had strong rental growth during 2007. The redevelopment of the World

Trade Center site is moving forward, as public and private groups spearhead the rebuilding. A number of projects are underway: the deconstruction of 130 Liberty Street, the construction of the permanent Path station and the six acre memorial.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

One World Financial Center	1,628	100% leasehold interest.	One World Financial Center is located at the South end of the four unique office towers, designed by Cesar Pelli, comprising the landmark World Financial Center complex that includes extensive public spaces and the spectacular Winter Garden. One World Financial Center is a 40-story tower which was completed in 1985. The building is connected to the World Financial Center complex through an enclosed passageway.

Two World Financial Center	2,491	100% leasehold interest.	Two World Financial Center is a 44-story tower which was completed in 1987. Tower Two is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch. Tower Two is directly connected to the retail area of the World Financial Center and the Winter Garden.

Three World Financial Center	1,232	Share of a tenancy in common interest.	Completed in 1986, Three World Financial Center is a 53-story tower, with our share of the building measuring 1,232,000 square feet of rentable area, and is world headquarters for American Express. Three World Financial Center is connected to the rest of the World Financial Center complex through a courtyard, leading to the Winter Garden, a dramatic, glass and steel grand public space with a 120’ vaulted ceiling.

Four World Financial Center	1,803	51% leasehold interest. Merrill Lynch owns remaining 49% leasehold interest.	Four World Financial Center is a 24-story tower which was completed in 1986. Tower Four is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch and is 100% leased to and occupied by Merrill Lynch.

One Liberty Plaza	2,214	100% fee interest.	One Liberty Plaza is a 53-story building located adjacent to the World Trade Center site in the financial district of Lower Manhattan. The building was completed in 1971 as U.S. Steel’s world headquarters and was occupied by Merrill Lynch as its world headquarters until its move to the World Financial Center. Since 1987, the building has undergone substantial renovation, including complete reconstruction of the lobby and plaza areas.
U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

One New York Plaza	2,459	100% fee interest.	One New York Plaza is a 50-story tower which was completed in 1970. One New York Plaza is located at Water and Whitehall Streets and is the southernmost of all Manhattan skyscrapers. The building underwent a renovation in 1995.

Newport Tower	1,062	100% fee interest.	Completed in 1990, the building is a 36-story tower measuring. The building offers unobstructed views of the New York Harbor and Manhattan skyline and is easily accessible from the New Jersey Turnpike and Holland Tunnel.

Boston, Massachusetts
The Downtown Boston office market consists of 50 million square feet in nine sub-markets. The Central Business District (“CBD”) sub-market, where Brookfield Properties’ 53 and 75 State Street properties are located, is Boston’s largest with 34 million square feet. The overall vacancy rate in Boston’s financial district remained at 13.2% at year end 2007, the same as at year end 2006. The Class A segment of the market ended the year with a 12.3% vacancy compared to 12.0% the year before. Class A asking rents finished the year at $65.15/sq. ft., a 37% increase from the year end 2006 rate of $47.41/sq. ft.
The vacancy rate dipped during the 2nd and 3rd quarter of 2007, but increased slightly during the 4th quarter. We anticipate that supply will remain consistent until 2010 when several construction prospects are expected to come online.
We believe that Boston’s long-term fundamentals remain positive, with the CBD market supply constrained due to the small number of developable sites and the difficult approval process.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

53 State Street	1,161	100% leasehold interest.	53 State Street is the successful union of the historic granite and marble Boston Stock Exchange Building with a 40-story, reflective glass, modern office tower. The two buildings are connected by a seven-story, glass-enclosed atrium.

75 State Street	1,002	100% fee interest.	75 State Street includes a 685-space underground parking garage and is located in the heart of Boston’s financial district adjacent to Faneuil Hall, Quincy Market. The 31-story office tower, completed in 1988, is clad in five types of granite accented with gold leaf and has a 6-story great hall finished in seven types of marble with mahogany and bronze accents.

Washington, D.C.
Washington, D.C. has emerged as one of the most coveted real estate investment markets in the world. The region’s economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center. Economic drivers for the area include a significant government presence, law firms, industry and trade group associations, technology, and bio-tech firms. This diverse economic base has enabled the Washington area to remain economically healthy. This economic health has resulted in a stable tenant base, especially in the Downtown office market.
The overall vacancy rate in Washington, D.C. was 6.4% as of December 31, 2007. In comparing the district’s vacancy rate with other major metropolitan areas around the country, the district has one of the lowest overall vacancy rates. Total absorption for the 4th quarter of 2007 was positive 499,000 square feet with the East End accounting for 634,000 square feet. For 2007, total absorption for Washington, D.C. was 1,296,000 square feet which was down from 2,695,000 square feet in 2006. Smaller tenants (those under 20,000 square feet) are driving much of the leasing activity in many Class A and B buildings within the district. Larger tenants (in many cases with lease expirations still several years away) are exploring the market, looking for space now due to an expected shortage of desirable large blocks of space over the next few years. As a result of the on-going war in Iraq and the upcoming 2008 Presidential Election, government activity has been significantly down with a greater percentage of renewals expected. However, a few large transactions have been completed or are pending award. Government leasing activity will likely remain moderate throughout much of 2008.
Development activity has been on the rise with 9,287,233 square feet under construction at year end 2007 compared to 4,560,439 square feet at year end 2006. Space under construction or renovation is currently 26% pre-leased compared to 38% at year end 2006. A total of 1,200,000 square feet was delivered in the 4th quarter of 2007 at 63% pre-leased, with a total of 2,300,000 square feet delivering in all of 2007. 2,500,000 square feet of construction began in the 4th quarter of which 1,300,000 square feet is located in Southwest submarket of Washington, D.C. A total of 7,400,000 square feet broke ground in 2007, substantially up from 3,400,000 square feet in 2006.
We believe that the Washington, D.C. office market will remain steady in 2008. Though demand is expected to remain relatively healthy during the upcoming year, it will not likely be enough to balance the new supply coming to market. As a result, we expect that vacancy rates will rise marginally; however, overall vacancy should remain low compared to other markets across the country. Class A space will likely continue to attract the majority of deals as tenants continue to upgrade.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	Of Ownership	Description

1625 Eye Street	571	100% fee interest.	Located at Farragut Square, the 12-story office building has 374,000 square feet of office space, 11,714 square feet of retail space and 425 available parking spaces (1 space per 1,100 square feet). 1625 Eye Street’s prominent design features a limestone and glass façade with a 9-story light-filled atrium facing Eye Street. An illuminated 160-foot campanile offers upper floor tenants panoramic views of the Washington skyline.

701 9th Street	547	100% fee interest.	701 9th Street is located across from the national Portrait Gallery and one block west of the Verizon Center.

Potomac Tower	440	100% fee interest.	Located at 1001 North 19th Street in Rossyln, Virginia, Potomac Tower is situated across the Potomac River from Georgetown. The building offers a panorama of the Washington, D.C. skyline including the national monuments and the Capitol and an open view corridor up and down the Potomac River. Designed by I.M. Pei and completed in 1989, Potomac Tower is one Metro stop from Washington, D.C.’s CBD, and five minutes from Washington Reagan National Airport.

One Bethesda Center	168	100% fee interest.	One Bethesda Center is located at 4800 Hampden Lane in the core of the Bethesda-CBD office market. This 12-story building includes 396 parking spaces in a four-level garage. The office building is connected to a 2-story retail structure by a brick paved plaza that is highlighted by a dramatic clock tower. The property’s “stepped” floor plates offer tenants sunlit terraces while simultaneously creating a unique silhouette against the Bethesda skyline.

601 & 701 South 12th Street	540	100% fee interest.	Located on five acres in the Pentagon City submarket of Arlington, Virginia, 601 and 701 South 12th Street consists of two 12-story office buildings. Green space connects the buildings which are fully leased to the U.S. General Services Administration and houses the headquarters of the Transportation Security Administration.

U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

1225 Connecticut Avenue	269	100% fee interest.	1225 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1968, the property offers retail space and underground parking on-site. The property is currently undergoing an extensive interior and exterior renovation and will deliver in late 2008.

1200 K Street	434	100% fee interest.	Built in 1992, 1200 K Street is a 12-story building that is well located in the East End submarket of Washington, D.C. This office building is currently leased to PBGC in its entirety.

1250 23rd Street	132	100% fee interest.	1250 23rd St. was designed by H. Saka & Associates and opened in 1990.

1250 Connecticut	198	100% fee interest.	A unique Downtown building, 1250 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1964, the property was renovated in 1996 and offers restaurants, retail and underground parking on site.

1400 K Street	224	100% fee interest.	1400 K was designed by Skidmore, Owings & Merrill and opened in 1981. Located in the East End business district, the building has views of beautiful Franklin Park. The lobby and entrance were renovated in 2002. The 12-story building has windows on all four sides allowing abundant natural light.

2000 L Street	383	100% fee interest.	Centrally located in the CBD, 2000 L Street is an 8-story office building that opened in 1968. In 1998, the building entrance, lobby, storefronts and common areas were remodeled as part of a redesign by RTKL Associates. A large 44,000 sq. ft. floor plate offers remarkable flexibility and efficiency for tenants large and small.

2001 M Street	264	98% fee interest. The remaining 2% is owned by other partners.	Built in 1987, this 9-story office building is considered one of the most prominent office buildings in the Washington, D.C. market. Located in the West End of the CBD and within the Golden Triangle BID, this beautiful, polished granite, Class A building has abundant parking and is close to numerous restaurants and shopping.

2401 Pennsylvania Ave	93	100% fee interest.	Designed by Keyes Condon Florance, 2401 Pennsylvania Avenue was the recipient of The Washington Chapter of the American Institute of Architects (AIA/DC) “Award for Excellence in Architecture”. The mixed-use office, retail and residential building, built in 1990, is situated on the corner of Pennsylvania Avenue right at Washington Circle.

Bethesda Crescent	336	100% fee interest.	Designed by Keyes Condon Florance, Bethesda Crescent is comprised of three office buildings located above the Bethesda Metro Station.

Silver Spring Metro Plaza	771	100% fee interest.	Silver Spring Metro Plaza is comprised of three buildings conveniently located in the Downtown Silver Spring business district and adjacent to the Metrorail, Marc Train and Metrobus depot.

One Reston Crescent	185	100% fee interest.	One Reston Crescent, the first building of the Reston Crescent development, is a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby. Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Sunrise Tech Park	316	100% fee interest.	Sunrise Technology Park is a professional complex of four contemporary office and research and development buildings situated in Northern Virginia’s Reston/Herndon Corridor. Each single story structure features wrap-around window lines.

Two Ballston Plaza	223	100% fee interest.	Two Ballston Plaza is an 11 floor building located at the west end of the Rosslyn-Ballston corridor. Commuters enjoy convenience to the Ballston Metro Station and quick access to Interstate 66. The property is easily accessible to both Ronald Reagan National Airport and Dulles International Airport.

Victor Building	343	49.9% of the fee interest. The remaining interest is held by Principal.	Expanded and renovated in 2000, the Victor Building is a historic property located in the East End submarket in Washington, D.C.. It is a freestanding 9-story office building. The lobby and entrance have recently been renovated and a fitness center and rooftop terrace have been added.

1550 & 1560 Wilson Blvd	334	100% fee interest.	The 1550 building is a 7-story pre-cast concrete building built in 1984 with efficient 20,000 square foot floor plates. The lobby was upgraded in 2001 with an earth-tone marble floor and light wood accents on the walls. The 1560 building is 12 stories tall and was delivered in 1986 with a glass curtain wall system offering sweeping views of Arlington, Virginia.

Toronto, Ontario
The Toronto market contains the largest area of office space in Canada. The greater Toronto area has approximately 162.7 million square feet of office space divided equally between the suburbs and downtown. Toronto’s financial core, where 90% of our buildings are located, has a total office space inventory of 33 million square feet. The overall office vacancy at year end 2007 was 4.9% for all classes, down from 6.0% at the end of 2006.
Vacancy in Class AA and A markets in the core at the end of 2007 was 4.7% compared to 5.3% at the end of 2006. Our vacancy in this market was 1.1%.
Toronto has not seen vacancy rates this low since 2000. With vacancy at 1.7% in the top nine towers, demand has begun to slow down due to lack of supply. In the short term, we expect that rental rates will continue to increase, particularly with renewals.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Brookfield Place			Brookfield Place consists of almost 2.5 million square feet of rentable commercial space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Street. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto.

• Bay Wellington Tower	1,340	100% fee interest.	The Bay Wellington Tower is a 47-story tower located on the northern portion of Brookfield Place.

• TD Canada Trust Tower	1,144	50% fee interest. The remaining 50% interest is owned by OMERS Realty Corporation (“ORC”).	The TD Canada Trust Tower is a 51-story tower located on the southern portion of Brookfield Place.

• 22 Front Street , Retail and Parking	144 and 805	100% fee interest in 22 Front Street, a 75% interest in Retail & Parking, Brookfield Place. The remaining 25% interest is owned by ORC.	This retail, heritage, office and parking complex is located between the TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portion of Brookfield Place with the retail on the concourse and main street levels as well as 1,465 below-grade parking stalls serving the Brookfield Place complex and Downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.

• Exchange Tower	1,160	50% leasehold interest in the North parcel (containing a 3-story building) and a freehold and leasehold interest in the South Parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).	Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block.

• 105 Adelaide Street West	232	100% leasehold interest and a 25% interest in the Canadian Office Fund’s 50% interest.	105 Adelaide Street West, also known as Lombard Place, is a 12-story office property located in the financial core between the Exchange Tower and First Canadian Place. This class ‘A’ building was completely renovated in 1990.

Hudson’s Bay Centre	1,092	100% leasehold interest and 100% fee interest in certain components.	The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, The Bay department store, Marriott Hotel, apartments, condominiums and an extensive retail concourse with a variety of retail shops and services. Directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway, HBC offers excellent accessibility.

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Queens Quay Terminal	504	100% fee interest.	Queen’s Quay Terminal is located in the waterfront in Downtown Toronto’s financial district. The property also contains 72 condominium units which are owned freehold by other parties.

HSBC Building	225	100% fee interest in 2/3 of the property and a 100% leasehold interest in 1/3 of the property.	The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1991 and is integrated with the Toronto financial core and underground pedestrian network.
Canadian Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

First Canadian Place	2,781	50% fee interest. The other 50% interest owner is a Canadian life insurance company.	Located in Downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping complex and parking. With 72-storys, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

2 Queen St. E.	545	100% fee and leasehold interest.	2 Queen Street East, also known as Manulife Tower, is situated in Toronto’s financial core and is the city’s newest Downtown office tower. The property’s unique design incorporates a historic 1910 bank branch. The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

151 Yonge St.	371	100% fee interest.	The Yonge Richmond Centre is situated in Toronto’s financial core. The property provides a direct connection to the city’s underground pedestrian walkway and is connected to the Manulife Tower to the north as well as the Queen Street subway station.

4342 Queen Street (Niagara Falls, Ontario)	209	100% fee interest.	4342 Queen Street West is situated in Niagara Falls, Ontario. Its’ tenant base has access to the Canada/U.S. border crossings and it is connected to all major highway routes, both in the USA and Canada. The property offers modern and efficient systems and tenant improvement finishes and is as such the highest quality Class A office building in the entire Niagara region.

Calgary, Alberta
At the end of 2007, our office properties, located centrally in Downtown Calgary, accounted for approximately 6.7 million square feet of a total Downtown office market inventory of approximately 34 million square feet. The Downtown Calgary market is largely driven by the oil and natural gas industries. Though Calgary is the fifth largest city in Canada, it has the second highest number of head offices in the country, second only to Toronto. The overall office vacancy at year end 2007 was 3.2% for all classes, up from 0.3% at the end of 2006, primarily due to the addition of 1.5 million square feet of new inventory in the first quarter of 2007.
Vacancy in the Class AA and A markets for headlease space at the end of 2007 was 1.9% compared to 0.01% at the end of 2006. Our vacancy in this market was 0.2%.
Despite the slight increase in overall vacancy levels, Alberta’s economy continues to be driven by the resource sector. The strength in the oil and gas segment has led to a real gross domestic product growth rate of 3.4% for 2007, significantly higher than the national average of 2.6%.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Bankers Hall	2,693	50% fee interest. The remaining 50% interest is owned by BCIMC.	Bankers Hall complex is comprised of three towers, East Tower, West Tower and the Royal Bank Building. The East and West Towers and twin 50-story office towers sitting above a 7-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 24-story Royal Bank Building. Parking is provided for 1,169 vehicles in a six-level underground parking garage and an eight-level above ground parking lot.

Petro-Canada Centre	1,952	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.	Petro-Canada Centre consists of a two-tower office-retail complex and underground parking garage. The office towers are 52-story west tower and the 32-story east tower. The property is located in the Calgary CBD and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,681	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management.	Fifth Avenue Place is comprised of two 35-story office towers. Fifth Avenue place is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.
Canadian Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Altius Centre	378	100% fee interest.	Altius Centre is situated in the heart of Downtown Calgary. The property is a single tower, 31-story office building, directly connected to the city’s above-ground walkway system.

Ottawa, Ontario
Ottawa is Canada’s national capital. Ottawa’s competitive office market (excluding office buildings owned by the federal government) consists of approximately 34.7 million square feet. Ottawa’s CBD consists of approximately 16.6 million square feet of competitive office space in all classes. The overall office vacancy rating including sublets in the CBD was 4.5% at year end 2007, up from 4.0% a year earlier.
Class A vacancy in the CBD at the end of 2007 was 3.3% compared with 2.7% a year earlier. The increase in Class A vacancy was due to new office space being added to the inventory with the completion of two office buildings. Ottawa’s overall absorption in competitive buildings totaled approximately 395,000 square feet in 2007. Our Ottawa portfolio had a vacancy rate at the end of 2007 of 0.01%.
We believe that the federal government and its agencies continued to be the major consumer of office space in the CBD accounting for a vast majority of the absorption in 2007. The strong demand by the federal government is forecast to continue for the foreseeable future.
The Conference Board of Canada predicts economic growth in Ottawa is expected to be stable in 2008 at 2.7%.
Canadian Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Place de Ville II	1,043	100% fee interest.	Place de Ville II is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. The property, the tallest in Ottawa, is comprised of a 29-story office building, known as Tower C and a 4-story office building known as the Podium.

			The property is part of a large mixed use development that includes four office towers, an underground retail complex, two hotels and a five level underground parking garage (the hotels were severed from the complex and sold several years ago). PDV I with PDV II are connected below grade through the retail concourse and parking garage.

Place de Ville I	1,089	100% leasehold interest.	Place de Ville I is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. The property is comprised of two towers (A and B), situated at right angles to each other.

Jean Edmonds Towers	648	100% fee interest.	Jean Edmonds Towers is located in the western portion of Ottawa’s Downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue and Bank Street. The property is comprised of two towers (North and South), situated parallel to each other.

Southern California
The Los Angeles County office market continued to experience dropping vacancy rates and rising rental rates. The county ended the year with an overall direct vacancy rate of 9.0%, down from 9.8% at year end 2006. The local office market remains resilient despite unemployment levels that rose from 4.5% at year end 2006 to 5.6% at year end 2007.
Los Angeles CBD
The greater Downtown Los Angeles and Central Business District continues to experience an urban renaissance highlighted by the completion of Phase I of L.A. Live with the October 2007 opening of the Nokia Theater. With an inventory of approximately 28.6 million square feet, the CBD contains virtually the entire supply of Class A office buildings in the greater Downtown market. In 2007, the CBD sent a clear signal, finishing the year with rising rental rates and decreasing vacancy. At year end, the overall CBD vacancy rate was 13.9%, down from 16.3% at year end 2006. Additionally, Class A asking rates improved significantly ending the year at $35.99, up 13.6% from $31.68 at year end 2006. We believe that finance, law and architectural firms were the primary catalysts for the market’s continuing growth.
U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Figueroa at Wilshire	1,162	100% fee interest.	The 52-story office tower, completed in 1990, features a Brazilian Rose polished granite exterior, two dramatic, 75-foot high atria lobbies, and an open-air plaza highlighted by a 36-foot tall fire and water feature.

Bank of America Plaza	1,765	100% fee interest.	Bank of America Plaza was completed in 1974. The 55-story office tower is situated on a 4.21-acre site that features a unique formal garden with over 200 trees and three 24-foot waterfalls. Near the building’s main entrance is the 42-foot-high “Four Arches” sculpture by Alexander Calder.

Ernst & Young Tower	1,636	100% fee interest.	Ernst & Young Plaza, completed in 1985, is located in the heart of Downtown LA’s CBD, providing spectacular views of the city. The project consists of a 41-story and a 330,000 square foot multi-level retail mall. The tower was designed by Skidmore, Owings & Merrill and is positioned on a landscaped, open air, 2.5 acre plaza.
Los Angeles Westside
The Los Angeles Westside market, comprised of 48.231 million square feet, remained strong in 2007. With a direct overall vacancy rate of 6.9% and positive absorption of 261,578 square feet, tenant demand outpaced the increase in supply of almost 2 million square feet. Despite 679,826 square feet of office construction in the pipeline for delivery in 2008, rates are expected to increase with vacancy remaining in the single digits. Average asking rates in the submarkets in which the U.S. Office Fund owns assets ranged from $35.16 to $61.68.

U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Marina Towers	468	50% leasehold interest. A family trust holds the remaining 50% interest.	This two tower property was built in 1971. It offers terrific views of the Ocean Marina and has easy access to the San Diego (405) and Marina Airport (90) freeways and Los Angeles International Airport.

5670 Wilshire Blvd.	409	100% fee interest.	5670 Wilshire Boulevard is a 27-story office building, built in 1964 and renovated in 1991. Outside of the serene granite clad lobby is a landscaped courtyard leading to the 5-story parking structure.

9665 Wilshire Blvd.	226	100% fee interest.	9665 Wilshire Boulevard is a 10-story office building located in Beverly Hills. The building was built in 1972 and renovated in 1993.

Westwood Center	316	100% fee interest.	Westwood Center is a 22-story office building, built in 1965 and completely renovated in 2000. Awarded the International BOMA Award in 2000, the building features floor-to-ceiling glass, a beautifully designed lobby with abundant natural light and state of the art communication systems.

World Savings Center	639	100% leasehold interest.	Built in 1983, World Savings Center is a prominent 25-story Class A office building located in the Brentwood area of Los Angeles. The building offers large floor plates, beautiful ocean, city and mountain views and is within walking distance of Brentwood’s many restaurants, banks and retail services.

Howard Hughes Center			Howard Hughes Center is a first-class multi-building project located on the Westside of Los Angeles and convenient to the Los Angeles International Airport, Marina Del Rey and the South Bay. The complex includes lushly landscaped plazas, restaurants, theaters, an upscale health club and retail services. The center is strategically located on a high profile site along the 405 freeway, with dedicated freeway ramps to and from the center.

• 6060 Center Drive	370	100% fee interest.	6060 Center Drive is a 10-story office building, completed in 1999. It is nestled against a gentle water feature adjoining the main central courtyard and large, 25,000 foot floor plates. The building includes 20,000 square feet of basement space.

• 6080 Center Drive	451	100% fee interest.	6080 Center Drive is a 12-story office building, completed in 2001. The lobby features natural stone and glass and incorporates the striking adjacent exterior landscape for a distinctly sophisticated feel. The building includes 20,000 square feet of basement space.

• 6601 Center Drive	148	100% fee interest.	Also known as Northpoint Tower, this 7-story office building was completed in 1991 and sits at the tip of the center, providing parapet signage clearly visible to the highly-traveled 405 freeway.

• Howard Hughes Tower	459	100% fee interest.	Howard Hughes Tower is a 16-story Class A office building with efficient floor plates and unobstructed views. The first building in the complex, the tower was built in 1987 and renovated in 2001, with current elevator and lobby renovations in progress

• Spectrum Club	37	100% fee interest.	This single-user building was constructed and leased as a health club, providing a first-class amenity to the surrounding complex and neighboring revitalized community.
Long Beach
Long Beach is California’s fifth largest city, with the nation’s two busiest ports at its doorstep. The area forms a strategic location equally accessible to the Westside, Downtown Los Angeles, and Orange County. Downtown Long Beach continues to experience revitalization through new retail and residential construction. The Downtown office market totals approximately 3.9 million square feet and finished 2007 with vacancy of 10.6% and positive absorption of 47,160 square feet. Class A buildings achieved an average rental rate of $29.64.
U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Landmark Square	655	100% fee interest.	Located in Downtown Long Beach, Landmark Square, 111 West Ocean Boulevard, was built in 1991 and features office space on approximately 24 floors. Entry to the building is equally impressive featuring granite throughout the lobby, high ceilings, and unique works by local artists.

San Diego
The Downtown San Diego CBD market contains approximately 10.3 million square feet, and finished 2007 with an overall vacancy rate of 14.2% and positive absorption of 292,769 square feet. The market finished 2007 with Class A asking rental rates of $35.16.
Sorrento Mesa, an approximate 5.3 million square foot submarket, experienced negative 58,059 square feet of net absorption for the 2007 year. Overall vacancy for the submarket finished the 2007 year at 22.9%. Despite high vacancy rates, Class A rental rates continued upward and ended the year at $37.80.
U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

701 B Street	566	100% leasehold interest.	701 B Street is a 24-story Class A office building, completed in 1982, and located in Downtown San Diego.

707 Broadway	309	100% leasehold interest.	707 Broadway is 19-story building built in 1961, renovated 2001, and located in Downtown San Diego.

Sorrento Towers	602	100% fee interest.	Sorrento Towers is an office and retail complex completed in 1991 and located in the Sorrento Mesa submarket north of Downtown San Diego. The complex consists of four office towers and an adjacent 57,000 square foot retail center.

Houston
Houston is the largest city in the State of Texas and the fourth largest in the United States. The Houston office market is represented by a diversified group of industries, including a significant presence of oil and gas companies. Currently, the Houston CBD is comprised of approximately 43.3 million square feet of office space, plus 1.26 million square feet of office space currently in redevelopment. Our Houston portfolio consists of approximately 7.0 million square feet of office space as well as three development sites in the CBD.
During the second quarter of 2007 we purchased 1201 Louisiana, a 892,000 square foot building. Net absorption for 2007 totaled a positive 2 million square feet in the CBD. Our vacancy in the Houston market is approximately 4.2%. The Allen Center has seen rents rise from $18.00 net at year end 2006 to $23.00 net at year end 2007. Free rent has generally disappeared and tenant improvement allowances have been reduced due to the robust market conditions.
The outlook for the Houston market appears very strong. We continue to see the energy and oil and gas companies growing and expanding as oil prices reached $100/barrel in 2007. The issue going forward will be accommodating that growth through creative leasing and future development which is beginning to be justified by the dramatic increase in rental rates.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

1201 Louisiana	892,000	100% fee interest.	1201 Louisiana is a 35-story building located one block east of the Allen Center and is directly linked to the Houston CBD tunnel system.
U.S. Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Cullen Center			The Cullen Center office complex offers a unique combination of Class A and Class B office space in one mixed-use complex.

• 500 Jefferson	434	100% fee interest.	500 Jefferson, comprising approximately 20 floors.

• Continental Center 1	1,509	100% fee interest.	Continental Center I comprises approximately 51 floors.

• Continental Center 2	530	100% fee interest.	Continental Center II comprises approximately 20 floors.

• Kellogg Brown & Root Tower	1,302	50% fee interest and ground lease interest.	Kellogg Brown & Root Tower comprises approximately 40 floors.

Allen Center	3,183	100% fee interest.	Allen Center is a Class A office complex in Downtown Houston consisting of One Allen Center (34 floors), Two Allen Center (36 floors), Three Allen Center (50 floors), and Four Allen Center (50 floors). Allen Center is the only Downtown development that incorporates a significant amount of green space into the common area plazas. Four Allen Center is currently classified as a development property

Denver, Colorado
Denver’s CBD office market continues to exhibit signs of strength across multiple sectors. The past, current and future revitalization efforts, coupled with residential development and large-scale transportation infrastructure improvements, have resulted in a thriving contemporary Downtown Denver urban center. Denver is past recovery and is in a growth stage driven by the oil and gas, government, law, accounting, telecommunication and financial sectors creating a more diversified tenant base and mitigating the risk of a demand driven downturn.
The Downtown Denver office market consists of 22.4 million square feet and experienced 331,500 square feet of positive absorption during 2007. The overall vacancy rate declined significantly from 13.0% at year end 2006 to 10.8% at year end 2007, while direct vacancy also decreased from 10.2% at year end 2006 to 8.7% at year end 2007.
Development activity in the CBD is strong with five projects in Lower Downtown and the Central Platte Valley under construction.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Republic Plaza	1,795	100% fee interest.	Republic Plaza is located in the financial district of Downtown Denver. The project consists of a 56-story office tower containing 1,247,000 square feet of rentable office space, 45,000 square feet of rentable retail space and an underground parking facility for 200 vehicles consisting of 503,000 square feet. The property also includes an additional 1,250 above-ground vehicle parking facility. It is the largest office building in Denver and was completed in 1984.

Minneapolis, Minnesota
The diversified Minneapolis metropolitan economy, which is home to 19 Fortune 500 companies, including 3M, United Health Group, Best Buy and Target Corporation has historically been one of the most resilient in the country. Our Minneapolis portfolio, totaling over three million square feet, is well-positioned at the center of the financial and retail district in Downtown Minneapolis and is well connected to the city’s above-ground, enclosed skyway system and its pedestrian walking mall.
The Minneapolis CBD office market has a total inventory of approximately 25 million square feet and has direct office vacancy of 14.4%, down from the 15.9% at year end 2006 while the overall vacancy rate including sublease space went down from 17.2% to 15.7% during the same time period. Direct Class A vacancies rates have reached a six year low at 10.5% and are expected to continue dropping through 2008. The decrease is primarily due to expansions seen in the professional services industry as well as a migration of suburban tenants to the CBD core. Total 2007 absorption in the Minneapolis CBD was approximately 420,000 square feet, which was proceeded by a quarter of a million square feet absorbed in 2006 and an additional million square feet in 2005.
With no planned development on the near term horizon, vacancy figures are expected to continue declining and rental rates should spike over the next one to three years. It is expected that a new office tower may not be completed in the Minneapolis CBD until sometime in 2010 or 2011 at the earliest.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

33 South Sixth Street /City Center	1,777	WRAP mortgage lender.	33 South Sixth Street property is located in Minneapolis on the Nicollet Mall between 6th and 7th Streets in the Downtown core. The project consists of a 52-story office tower containing 1,082,000 square feet of rentable office space, a 234,000 square foot, two-level retail center, 136,000 square feet of additional office space within the retail center, and a six-level 325,000 square foot parking facility for 687 vehicles. The project was completed in 1983 and the retail component was extensively renovated in 1993 and again in 2005. The property is integrated with our Gaviidae Common retail center and is also adjacent to Macy’s flagship department store. The property includes the 602 -room Marriott Hotel that is constructed on a land lease from us until 2036 at a fixed minimum rental rate plus a percentage of gross revenue from the hotel over a base amount.

Dain Plaza /Gaviidae Commons I & II	1,231	A 100% freehold interest.	Dain Plaza is a mixed-use office and retail complex consisting of 1,231,000 rentable square feet in the Minneapolis financial district stretching between 5th and 6th Street on the Nicollet Mall. The office component comprises 593,000 square feet and the retail component consists of Gaviidae Common Phases I and II. Gaviidae Common are 442,000 square foot, consisting of a four and five-level retail centers in Downtown Minneapolis. The property is located immediately west of the 33 South Sixth Street building, and diagonally across from Macy’s department store. The project is anchored by Saks Off Fifth and Neiman Marcus which features waterfalls and extensive natural light. The first phase contains parking for 490 vehicles consisting of 138,000 square feet and 254,000 of square foot retail and office area which is anchored at one end of Saks Fifth Avenue. Phases II consists of 69,000 square feet of retail stores and a 119,000 square foot Neiman Marcus store, and also has 210 underground parking stalls consisting of 58,000 square feet.

Edmonton, Alberta
Edmonton, Alberta currently has one of the lowest Downtown office vacancies amongst all major centers in Canada. Total office vacancy was approximately 4.1% for all classes of space at the end of 2007 compared with 5.7% at the end of 2006. Our vacancy in this market was 0.2% at the end of 2007.
The population of metropolitan Edmonton has exceeded one million and continues to grow at a rapid pace. Also growing strongly is the city’s employment rate, which has increased steadily since 1994. At the end of December 2007, Edmonton’s unemployment rate was among the lowest of Canadian cities at 4.0% in November 2007, up only 0.6% compared to November 2006.
Canadian Office Fund

	Total Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Canadian Western Bank Place	497	100% fee interest.	Canadian Western Bank Place is situated in the heart of Downtown Edmonton, an office market that encompasses approximately 13.5 million square feet of space.

Enbridge Tower	213	100% fee interest.	Enbridge Tower is situated in the heart of Downtown Edmonton, an office market that encompasses approximately 13.5 million square feet of space.

Vancouver, British Columbia
The Province of British Columbia continues to experience a vibrant job market with the November 2007 unemployment rate at 4.2%, lower than the national average of 5.9% and an improvement of 0.8% from the previous year. The City of Vancouver, which is home to over half of the province’s population, is also experiencing a healthy job market. The main contributor to job growth in the province is the booming residential and non-residential construction sector. In June 2007, the value of non-residential permits reached nearly C$498 million, the second highest level on record.
The overall office vacancy at year end 2007 was 4.5% for all classes, down from 5.1% at the end of 2006. Our vacancy in this market was 2.6% at the end of 2007.
Brookfield Properties Direct

	Total Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Royal Centre	853	100% fee interest.	Royal Centre is a Class A office building located in the prime CBD of Downtown Vancouver. This 860,400 square foot, 37-story building is adjacent to the Vancouver Hyatt Regency Hotel and is conveniently situated close to Robson Street shops and restaurants. The property has two retail levels with direct access to Burrard Skytrain station, in addition to parking for 742 vehicles in a three-level underground parking garage.

Service Businesses
Brookfield LePage Johnson Controls Facility Management Services
Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 80 million square feet of premises for major corporations and government.
Brookfield Residential Management Services
Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 28 years and manages in excess of 51,000 units in over 266 condominium corporations.
Employees
As of December 31, 2007, we had approximately 2,264 employees: 815 in our U.S. Commercial Operations, 632 in our Canadian Commercial Operations, 463 in our Residential Land Group and 354 employees in our Residential Management Services Group. Consistent with our focus on core cities, we have dedicated regional leasing teams based in Calgary, Houston, Los Angeles, Minneapolis, New York, Ottawa, Toronto and Washington, D.C., and dedicated property management teams in Boston and Denver, with the remainder of our employees located regionally and locally in the operation of our property portfolio. Approximately 215 of our employees who are employed in our office portfolio operations and 10 of our employees who are employed in our Residential Land Group are represented by labor unions. We consider our labor relations to be positive and anticipate maintaining agreements with our labor unions.

Company And Real Estate Industry Risks
Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks inherent in the commercial property business.
In evaluating Brookfield Properties and our business, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this AIF.
Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.
Our economic performance, the value of our real estate assets and, therefore, the value of shareholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses. In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index. Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.
We are dependent upon the economic climates of our primary markets.
Substantially all of our revenues are derived from properties located in our primary markets — New York, Boston, Washington, D.C., Toronto, Calgary, Los Angeles, Houston and Ottawa. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results from operations. Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results from operations.
Because real estate investments are illiquid, we may not be able to sell properties when appropriate.
Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.
We face risks associated with the use of debt to finance our business, including refinancing risk.
We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: the estimated cash flow of our properties; the value of our properties; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.
If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our investors and lenders.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.
Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate. Approximately 39% of our total outstanding indebtedness of $12.1 billion at December 31, 2007 was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.
We have no corporate limitation on the amount of debt we can incur.
Our management and board of directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. In particular, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.
Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.
Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Scheduled lease expirations in our portfolio over the next five years average approximately 6.7% annually.
We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.
A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws.
We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and operating results. Although we have not experienced material losses from tenant bankruptcies, we cannot assure our shareholders that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.
Reliance on major tenants could adversely affect our results of operations.
As of December 31, 2007, the five largest tenants, based on percentage of square feet leased, accounted for approximately 19.5% of our total leasable space and no one tenant (other than Merrill Lynch, which is rated Aa3 by Moody’s Investors Service and A+ by Standard & Poor’s Rating Agency and accounted for approximately 7.2% of our leasable space) accounted for more than 2.7% of that total. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.
Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.
Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Although it is our strategy to own premier office properties in each market in which we operate, some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.
We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 31, 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions. We are unable to anticipate further extensions of TRIA as it is the subject of U.S. Congressional debate.
Our current property insurance includes coverage for certified acts of terrorism up to $500 million per occurrence and in the aggregate. We also purchase stand—alone terrorism insurance which covers non-certified acts. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis.
In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. Effective January 1, 2008 Realrisk provides $1 billion in TRIA coverage in addition to that which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect our captive insurance company to recover 85% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
As a result of the merger with Trizec Properties, Inc. we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. Coverage for certified acts of terrorism for those buildings that we manage is contained in the applicable terrorism insurance program, for limits of $100 million. Effective January 1, 2007, Chapman and Concordia provide up to $400 million of TRIA coverage in addition to the $100 million mentioned above. The coverage provided by Chapman and Concordia also provides protection against losses due solely to biological, chemical, or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect these captive insurance companies to recover 85% of their losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
There are certain types of risks (generally of a catastrophic nature, such as war, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.
Impact of terrorism may continue to have a negative impact on our results of operations.
The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse effect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise our primary and secondary markets. Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which we may not be able to fully pass on to tenants. Each of these factors could have an adverse impact on our operating results and cash flows.

We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.
We participate in joint ventures, partnerships, co-tenancies and funds affecting 82 of our properties. The properties that we own through joint ventures, partnerships and co-tenancies total approximately 50 million square feet, out of our total portfolio of approximately 73 million square feet. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to Brookfield Properties; and capital improvements.
In some instances, although we are the property manager for a joint venture, the joint ventures retain joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.
We face risks associated with property acquisitions.
Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.
We are subject to possible environmental liabilities and other possible liabilities.
As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.
Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties. We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties. We believe that we manage ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.
The Americans with Disabilities Act and Canadian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations
We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.
The expiration of long-term ground leases could adversely affect our results of operations.
Sixteen of our major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time. If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this. The following is a summary of our ground leases:

Building	City	Expiration	Notes

105 Adelaide Street West	Toronto	2013	We own a 100% leasehold interest and a 25% interest in the ground lessor which holds a 50% freehold interest.
First Canadian Place	Toronto	2023	We own a 25% interest in the ground lessor which holds a 50% freehold interest. We also own a 25% interest in the ground lessor’s leasehold interest and 50% of the leasehold interest directly.
Continental Center II	Houston	2058, 2059	There are two ground leases for this property.
Marina Towers	Los Angeles	2063
World Savings Center	Los Angeles	2066
Place de Ville I	Ottawa	2065	There are two ground leases for this property.
One, Two, Three and Four World Financial Center	New York	2069
701 B Street	San Diego	2069, 2076	There are two ground leases for this property.
Hudson’s Bay Centre	Toronto	2070, 2011	There are two ground leases for this property.
HSBC Building (70 York Street)	Toronto	2083	Ground lease only covers a portion of the property
707 Broadway	San Diego	2089	There are two ground leases for this property.
2 Queen Street East	Toronto	2099	Only a small portion of this property is subject to the ground lease (0.15 acres of 0.99 acres).. We own a 25% leasehold interest in the leasehold parcel and a 25% interest in the freehold parcel.
Bankers Hall	Calgary	2101	We own a 50% interest in the ground lease.
Royal Bank Building	Calgary	2101	We own a 50% interest in the ground lessor.
Kellogg Brown & Root Tower	Houston	2057
Exchange Tower	Toronto	2891, 2115, 2232	There are three ground leases for this property. We own a 50% interest in the ground lessor of a portion of the property.
The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.
Our financial results will be affected by fluctuations in the U.S. dollar and the foreign currency markets as a majority of our revenue and net income is expected to be denominated in U.S. currency. Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue and net income. As of the date of this AIF, we have entered into certain transactions to hedge against gains or losses from foreign exchange fluctuations. As a result, we are generally not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

The failure of certain of our subsidiaries to qualify as a REIT under U.S. tax rules would have adverse tax consequences which could materially affect the cash flows we realize.
We believe that certain of our subsidiaries are qualified for taxation as REITs under U.S. tax rules and we intend that they continue to meet the requirements for taxation as REITs, but we cannot assure shareholders that any will qualify as a REIT. If certain of our subsidiaries fail to qualify for taxation as REITs in any taxable year, we will face serious tax consequences for the following reasons:
•	the subsidiaries will be subject to tax on their taxable income at regular corporate rates;

•	the subsidiaries will not be able to deduct, and will not be required to make, distributions to their stockholders, including us, in any year in which they fail to qualify as a REIT;

•	the subsidiaries could be subject to federal alternative minimum tax and/or increased state and local taxes; and

•	unless the subsidiaries are entitled to relief under specific statutory provisions, they will be disqualified from taxation as REITs for the four taxable years following the year during which they lose their qualification.
Qualification as a REIT is governed by highly technical and complex tax laws for which there are only limited judicial and administrative interpretations. Even a technical or inadvertent mistake could endanger the REIT status of certain of our subsidiaries. The determination that certain of our subsidiaries qualify as REITs also requires an ongoing analysis of various facts and circumstances, some of which may not be within our or the subsidiary’s control. For example, to qualify as a REIT, at least 95% of its gross income must come from sources that are itemized in the U.S. tax laws relating to REITs, and the REIT is prohibited from owning specified amounts of debt or equity securities of some issuers. REITs are also required to distribute to stockholders at least 90% of their REIT taxable income, excluding capital gains. The fact that certain of our subsidiaries hold some of their assets through joint ventures and their ongoing reliance on factual determinations, such as determinations related to the valuation of assets, further complicate the application of the REIT requirements. Furthermore, the United States Internal Revenue Service (the “IRS”) could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for certain of our subsidiaries to maintain REIT status. We cannot guarantee that certain of our subsidiaries will be qualified and taxed as a REIT because qualification and taxation as a REIT will depend upon its ability to meet the requirements imposed under the U.S. tax rules, on an ongoing basis. The additional tax liabilities resulting from the failure of certain of our subsidiaries to qualify as a REIT could materially affect our realizable cash flows.
Even if certain of our subsidiaries qualify as REITs, they are required to pay some taxes, which may result in less cash available for distribution to stockholders.
Even if certain of our subsidiaries qualify as a REIT for federal income tax purposes, they are required to pay some federal, state and local taxes on their income and property. For example, Trizec Properties was a “C” corporation prior to its first REIT year in 2001 and Trizec Properties still owns interests in appreciated assets that it held before its conversion to a REIT. If such appreciated property is sold prior to January 1, 2011, Trizec Properties generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which Trizec Properties can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 2001 over the adjusted tax basis of those assets at that time. If incurred, this tax could be material. As a result, it might decide to seek to avoid a taxable disposition prior to January 1, 2011 of any significant asset owned by Trizec Properties at the time of the REIT conversion. This could be true with respect to a particular disposition even if that potential disposition would be advantageous if it were not for the potential tax liability. A REIT also may be subject to the “alternative minimum tax” under some circumstances.
Additionally, a REIT will be subject to a 4% non-deductible excise tax on the amount, if any, by which dividends paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.
In addition, if a REIT has net income from “prohibited transactions”, that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While certain of our subsidiaries will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not successfully contend otherwise.
In addition, a REIT may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in its tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on the REIT’s assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.
Several of our corporate subsidiaries have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to the REIT. In addition, a REIT will be subject to a 100% penalty tax on some payments that it receives if the economic arrangements among its tenants, its taxable REIT subsidiaries and it are not comparable to similar arrangements among unrelated parties. Even if certain of our subsidiaries qualify as REITs, or as taxable REIT subsidiaries, they will be required to pay federal, state or local taxes, and we will have less cash available for distribution to shareholders.
If we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences.
We do not believe that we will be classified for U.S. federal income tax purposes as a PFIC for our current taxable year, and we do not expect that we will be classified as a PFIC in the future. However, the determination of whether we are a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within our control. The PFIC determination also depends on application of complex tax rules concerning the classification of our assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we were a PFIC, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences, including increased taxes and related interest charges on a disposition or constructive disposition of our common shares or the receipt of certain distributions or constructive distributions and increased reporting requirements. We urge U.S. shareholders to consult their own tax advisors regarding the tax consequences of our being a PFIC in light of their particular circumstances.

DIVIDENDS AND DIVIDEND POLICY
The declaration and payment of dividends on our common shares are at the discretion of our board of directors, which supports a stable and consistent dividend policy. In early 2001, we changed our policy to declare dividends in U.S. dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. In 2001 our board of directors introduced quarterly payments rather than the previous semi-annual dividend. It is our intention to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in cash flow.
In February, 2007, our board of directors approved an increase in the quarterly dividend on our common shares by 11% beginning on June 30, 2007. Based upon this increase, on a post-split basis, the June 30, 2007 dividend was $0.56 per share per annum.
A complete record of dividends paid on the common shares for the past three years is as follows:

	2007	2006	2005

Per common share	$0.55	$0.51	$0.43
Total	$216,298,786	$172,725,592	$150,245,310

We continue to pay dividends on our Class A preference shares semi-annually and dividends on our Class AA and Class AAA preference shares quarterly. A complete record of dividends paid on all classes of preference shares for the past three years is as follows:

($, except share information)
Authorized	Outstanding		2007	2006	2005

14,202,000	14,202,000	Class A redeemable voting	1,077,248	1,101,572	978,099
2,000,000	2,000,000	Class AA Series E	2,035,539	1,696,032	1,254,770
8,000,000	8,000,000	Class AAA Series E	3,598,972	7,137,471	5,087,739
8,000,000	8,000,000	Class AAA Series F	11,177,347	10,619,469	9,917,355
6,000,000	4,400,000	Class AAA Series G	5,775,000	5,775,000	5,775,000
8,000,000	8,000,000	Class AAA Series H	10,711,624	10,176,991	9,504,132
8,000,000	8,000,000	Class AAA Series I	9,687,034	9,203,540	8,595,041
8,000,000	8,000,000	Class AAA Series J	9,314,456	8,849,558	8,264,463
6,000,000	6,000,000	Class AAA Series K	7,265,276	6,902,665	6,446,281

			$60,642,496	$61,462,298	$55,822,880

DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
There are currently three authorized classes of preference shares of Brookfield Properties, as follows:
Class A Preference Shares —14,202,000 authorized
4,612,500 Class A preference shares, Series A authorized, of which 4,612,495 are issued and outstanding; and
9,589,500 Class A preference shares, Series B authorized, of which 9,589,485 are issued and outstanding.
Class AA Preference Shares — 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)
2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.
Class AAA Preference Shares — unlimited authorized
12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;
6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series I authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding; and
6,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C and D, or Class AAA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of common shares, authorized, of which 393,231,854 common shares were issued and outstanding as of March 17, 2008.
Appendix C contains a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the common shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of Brookfield Properties, which are available on our Web site, www.brookfieldproperties.com and SEDAR, www.sedar.com.
Ratings
We are currently rated by two agencies. The following table shows the ratings issued by the rating agencies noted therein as of the date of this AIF:

Dominion Bond
	Standard & Poor’s Rating Service (“S&P”)	Rating Service Inc. (“DBRS”)

Corporate rating	BBB	BBB(high)
Preference shares	P-3(high)	Pfd-3(high)
S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces uncertainties and exposure to adverse business, financial or economic conditions, which could render the obligor unable to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.
DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.
DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to our outstanding securities by S&P and DBRS are not recommendations to purchase, hold or sell such securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES
Our common shares are listed on the NYSE and Toronto Stock Exchange (“TSX”) under the symbol BPO. Our Class A preference shares, Series A and B, and Class AA preference shares, Series E are not listed on an exchange. Our Class AAA preference shares are listed on the TSX under the symbols “BPO.PR.F”, “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.I”, “BPO.PR.J” and “BPO.PR.K”.
The following table sets forth the reported high and low trading prices and trading volumes of our common shares as reported by the TSX and NYSE from January 2007 to December 2007:

	TSX(1)			NYSE(2)
	Price (C$)			Price ($)
Month	High	Low	Volume	High	Low	Volume

January	54.77	45.63	3,645,635	31.03	25.88	33,883,048
February	57.96	51.15	5,765,318	32.81	29.09	27,415,200
March	52.55	44.99	5,354,480	29.92	25.87	28,705,800
April	47.67	44.13	3,218,449	28.29	25.50	21,706,800
May	46.15	26.74	6,783,854	28.22	24.76	23,983,050
June	29.11	24.85	6,716,518	27.28	23.20	23,629,600
July	27.72	22.76	7,266,411	25.52	21.61	31,511,900
August	26.60	23.01	8,593,346	25.27	21.37	38,659,700
September	25.26	22.88	4,823,462	25.08	22.06	24,112,000
October	26.53	22.69	5,461,045	27.10	23.41	24,335,400
November	23.99	19.20	7,658,487	25.52	19.27	31,649,800
December	21.83	18.20	6,549,552	21.69	18.54	31,608,100
(1)	Source, TSX Market Data

(2)	Source, Sun Gard
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series F (BPO.PR.F) as reported by the TSX from January 2007 to December 2007:

	Price (C$)
Month	High	Low	Volume

January	27.90	27.36	89,254
February	27.99	27.41	79,482
March	28.04	27.41	57,186
April	27.82	26.81	89,914
May	27.16	26.45	107,335
June	26.87	25.61	161,565
July	27.25	25.60	119,853
August	26.47	26.01	87,799
September	26.43	25.74	77,170
October	25.75	24.58	73,045
November	26.24	25.00	140,302
December	25.69	24.23	225,876
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series G (BPO.PR.U) as reported by the TSX from January 2007 to December 2007:

	Price (C$)
Month	High	Low	Volume

January	26.75	25.31	66,660
February	26.80	26.11	42,495
March	26.85	26.20	53,006
April	26.95	26.00	36,050
May	26.65	25.31	45,170
June	26.20	24.70	55,162
July	25.40	24.85	58,410
August	25.38	24.45	58,922
September	25.00	24.12	60,640
October	25.34	24.02	70,990
November	25.50	24.00	115,378
December	25.30	23.05	123,075

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series H (BPO.PR.H) as reported by the TSX from January 2007 to December 2007:

	Price (C$)
Month	High	Low	Volume

January	27.68	27.18	71,695
February	27.35	27.06	50,396
March	27.40	27.01	28,101
April	27.65	27.12	263,767
May	27.33	27.00	64,163
June	27.18	25.45	133,416
July	26.69	25.45	47,190
August	26.82	25.45	89,235
September	26.59	25.43	111,111
October	25.70	24.26	97,857
November	25.23	23.99	198,637
December	25.50	23.00	311,139
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series I (BPO.PR.I) as reported by the TSX from January 2007 to December 2007:

	Price (C$)
Month	High	Low	Volume

January	26.49	25.97	58,474
February	26.29	25.98	27,917
March	26.49	26.00	88,657
April	26.17	25.85	300,138
May	25.96	25.02	140,242
June	25.67	25.00	116,005
July	25.40	25.07	80,744
August	25.49	24.66	76,657
September	25.55	25.03	342,227
October	25.63	24.75	189,766
November	25.34	24.26	127,928
December	25.04	24.00	97,306
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series J (BPO.PR.J) as reported by the TSX from January 2007 to December 2007:

	Price (C$)
Month	High	Low	Volume

January	26.52	25.65	208,533
February	26.48	25.95	108,752
March	26.46	25.90	179,055
April	26.33	25.40	127,525
May	26.17	24.97	208,033
June	25.37	23.75	216,381
July	25.28	24.67	207,993
August	25.02	24.01	119,275
September	25.39	23.35	122,419
October	24.64	23.36	125,780
November	24.61	21.50	320,962
December	22.30	20.56	439,245
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series K (BPO.PR.K) as reported by the TSX from January 2007 to December 2007:

	Price (C$)
Month	High	Low	Volume

January	26.98	26.50	65,796
February	26.74	26.08	138,762
March	26.64	26.16	70,753
April	26.43	25.66	109,985
May	25.99	25.25	182,827
June	25.33	24.42	134,847
July	25.59	24.85	95,093
August	25.39	24.01	91,316
September	25.80	24.66	66,983
October	25.20	22.43	83,792
November	23.58	22.02	220,018
December	23.18	21.35	252,550

DIRECTORS AND OFFICERS
The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting or until his or her successor is elected or appointed.
Directors

	Director
Name, municipality of residence	since	Principal Occupation and Five-year Occupation History

GORDON E. ARNELL Calgary, Alberta, Canada	1989	Mr. Arnell has been Chairman of our board of directors since 1995.

WILLIAM T. CAHILL (1)(3) Ridgefield, Connecticut, U.S.A.	2000	Mr. Cahill has been a Senior Credit Officer, Citi Community Capital since 2002.

RICHARD B. CLARK New York, New York, U.S.A.	2002	Mr. Clark has been President and Chief Executive Officer of Brookfield Properties since 2002.

JACK L. COCKWELL Toronto, Ontario, Canada	1999	Mr. Cockwell has been Group Chairman of BAM since 2003. Prior thereto he was Co-Chairman, BAM from 2002.

J. BRUCE FLATT(2) Toronto, Ontario, Canada	1996	Mr. Flatt has been Managing Partner, Chief Executive Officer of BAM since 2002.

RODERICK D. FRASER, PH.D., O.C.(3) Edmonton, Alberta, Canada	2005	Mr. Fraser is President Emeritus of the University of Alberta. He previously served as President and Vice-Chancellor of the University of Alberta from January, 1995 to June 2005.

PAUL D. MCFARLANE(1)(2) Mississauga, Ontario, Canada	1998	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in December 2002 after more than 40 years of service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans, from 1994 until retirement.

ALLAN S. OLSON(1)(3) Spruce Grove, Alberta, Canada	1995	Mr. Olson has been Chairman and Chief Executive Officer of First Industries Corporation, an investment and management company, since 1991.

LINDA D. RABBITT(2) Bethesda, Maryland, U.S.A	2005	Ms. Rabbitt is Chief Executive Officer and founder of Rand Construction Corporation since 1989.

ROBERT L. STELZL(1) Los Angeles, California, U.S.A	2005	Mr. Stelzl retired from Colony Capital, LLC after more than fourteen years’ service as principal and member of the Investment Committee. Mr. Stelzl is Chairman of Brookfield Homes and serves as a director of the Van Eck Family of Mutual Funds in New York.

DIANA L. TAYLOR New York, New York, U.S.A	2007	Ms. Taylor is a managing director of Wolfensohn & Co. She served as the Superintendent of Banks for the State of New York from June 2003 through March 2007. Ms. Taylor joined New York Governor Pataki’s staff in 1996, where she served in several capacities, including as Deputy Secretary for Finance and Housing.

JOHN E. ZUCCOTTI New York, New York, U.S.A.	1998	Mr. Zuccotti has been Co-Chairman of our board of directors since 2002, Chairman of the board of directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998.

(1)   Member of the Audit Committee
(2)   Member of the Human Resources and Compensation Committee
(3)   Member of the Governance and Nominating Committee

Officers
See above for descriptions of Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, President and Chief Executive Officer.

Name, municipality of
residence	Position Held	Five-year Occupation History

THOMAS F. FARLEY Calgary, Alberta, Canada	President and Chief Operating Officer, Canadian Commercial Operations	Mr. Farley has held his present principal occupation since 2002.

DENNIS H. FRIEDRICH New York, New York, U.S.A.	President and Chief Operating Officer, U.S. Commercial Operations	Mr. Friedrich has held his present principal occupation since 2003, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, since 2002.

LAWRENCE F. GRAHAM New York, New York, U.S.A.	Executive Vice President	Mr. Graham has been Executive Vice President of Brookfield Properties since 2004. Prior thereto, he held senior management positions in U.S. operations for Brookfield Financial Properties and its predecessor companies including Executive Vice President, Development and Senior Vice President, Operations and Development.

G. MARK BROWN New York, New York, U.S.A.	Senior Vice President, Finance	Mr. Brown has held his present principal occupation since 2005, prior to which he was Senior Vice President, Capital Markets for BAM since 2003, prior to which he was Senior Vice President, Finance of Brookfield Properties since 2001.

BRYAN K. DAVIS New York, New York, U.S.A.	Senior Vice President and Chief Financial Officer	Mr. Davis has held his present principal occupation since 2007, prior to which he spent four years as Senior Vice President, Finance and one year as a Managing Partner of BAM. Prior to that, Mr. Davis spent four years in various senior finance positions with affiliates of BAM.

BRETT M. FOX New York, New York, U.S.A.	Corporate Counsel and Chief Compliance and Administrative Officer	Mr. Fox has held his present principal occupation since 2003, prior to which he was Vice President and Associate Counsel of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties.

KATHLEEN G. KANE New York, New York, U.S.A.	Senior Vice President and General Counsel	Ms. Kane has held her present principal occupation since 2003, prior to which she was Senior Vice President and General Counsel of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties.

Michelle L. Campbell New York, New York, U.S.A.	Vice President and Assistant Corporate Counsel	Ms. Campbell has held her present principal occupation since 2007, prior to which she was an associate at Torys LLP since 2002.

MELISSA J. COLEY New York, New York, U.S.A.	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002.

P. KEITH HYDE Toronto, Ontario, Canada	Vice President, Taxation	Mr. Hyde has held his principal occupation since 1988.

DANA PETITTO New York, New York, U.S.A.	Vice President and Controller	Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of Brookfield Properties since 2004 and prior to which she was in the Corporate Reporting Group at Bristol-Meyers Squibb Company.

STEPHANIE A. SCHEMBARI New York, New York, U.S.A.	Vice President, Human Resources	Ms. Schembari has held her present principal occupation since 2005, prior to which she was Vice President, Human Resources for Bovis Lend Lease. Prior to that, she held the position of Managing Director of Human Resources at Insignia Financial Group, Inc.

MICHAEL P. SULLIVAN New York, New York, U.S.A.	Vice President, Risk Management	Mr. Sullivan has held his principal occupation since 2004, prior to which he was Vice President, Casualty Underwriting at Alea North America.

Share Ownership
As of March 17, 2008, the directors and executive officers of Brookfield Properties own, directly or indirectly, or exercise control or direction over approximately 1,136,246 common shares, representing 0.3% of the outstanding voting shares (see the information on page 4 of our Management Proxy Circular dated March 17, 2008 under the heading “Principal Holders of Voting Shares”, which is incorporated by reference herein and available on SEDAR at www.sedar.com, at www.sec.gov and on our Web site at www.brookfieldproperties.com.
LEGAL PROCEEDINGS
We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
As of March 17, 2008, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of Brookfield Properties after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield Properties carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield Properties outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield Properties or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield Properties or its affiliates.
Our parent company, BAM, and its affiliates may, from time to time, hold certain indebtedness of Brookfield Properties and its subsidiaries by way of transactions executed through market intermediaries and under prevailing market terms and conditions at the time of such transactions. At December 31, 2007, we had approximately $15 million (December 31, 2006 — $345 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $11 million for the year ended December 31, 2007, compared to $35 million for the year ended December 31, 2006, and was recorded at the exchange amount. Additionally, included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2007 (2006 — $4 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. The expense for these arrangements for the year ended December 31, 2007 was nil.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of Brookfield Properties. Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche has advised that it is independent of Brookfield Properties within the meaning of the Rules of Professional Conduct of the Province of Ontario.
The transfer agent and registrar for Brookfield Properties’ preference shares and common shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for Brookfield Properties’ common shares in the United States is BNY Mellon Shareowner Services at its principal office in Ridgefield Park, New Jersey.

AUDIT COMMITTEE INFORMATION
The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.
The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our board of directors. A copy of the charter is attached hereto as Appendix D.
The Audit Committee is comprised of four directors, all of whom are independent directors: Paul D. McFarlane (Chairman), William T. Cahill, Allan S. Olson and Robert L. Stelzl. In addition to being “independent” directors under our Audit Committee charter, all members of our Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and Multilateral Instrument 52-110, in that their director’s fees are the only compensation they, or their firms, receive from Brookfield Properties and its subsidiaries and that they are not affiliated with Brookfield Properties. Each member of the Audit Committee is financially literate and Mr. McFarlane is considered to be an “audit committee financial expert” within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
Relevant Education and Experience
Mr. McFarlane acquired significant financial experience and exposure to accounting and financial issues during his 43 year career in banking at a Canadian chartered bank. During the 16 years prior to his retirement in 2002, Mr. McFarlane was a senior credit officer at the vice president and senior vice president levels with global responsibility for large corporate and commercial credits.
Mr. Olson acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as a director and as a member of the audit committees of several public and private companies. Mr. Olson holds a Bachelor of Science degree in engineering from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario.
Mr. Cahill acquired significant financial experience and exposure to accounting and financial issues in his capacities during his 20 years in real estate finance and asset and risk management, including as a senior credit officer at Citibank, Community Development. Mr. Cahill holds a Bachelor of Arts degree in Urban Studies from Saint Peters College.
Mr. Stelzl acquired financial experience and exposure to accounting and financial issues during his 14 years on the Executive Committee and the Investment Committee of Colony Capital, LLC. Mr. Stelzl holds a Bachelor of Arts from Rice University and a Masters of Business Administration from the Harvard Business School.
Pre-Approval Policies and Procedures
In February 2004, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of our external auditors for financial information system design and implementation assignments.

External Auditor Service Fees (By Category)
From time to time, Deloitte & Touche also provides us with consulting and other non-audit services. The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to Brookfield Properties relating to the fiscal years ended December 31, 2007 and 2006:

Service Performed	2007	2006

Audit fees (1)	$2,535,000	$2,990,000
Audit related fees (2) (3)	4,650,000	6,350,000

Tax fees	605,000	905,000

Total fees	$7,790,000	$10,245,000

(1)	Included in this amount is $140,000 and $60,000 (2006 - $130,000 and $45,000), respectively, relating to the audits of BPO Properties Ltd. and FPT Brookfield Properties Inc., which are listed on the TSX.

(2)	Included in this amount is $3,475,000 (2006 — $3,890,000), related to audits of joint ventures of which Brookfield Properties’ share is $2,155,000 (2006 — $2,200,000).

(3)	Included in this amount is $nil (2006 — $1,400,000) related to accounting consultations in connection with accounting and reporting standards related to transactions of joint ventures, of which Brookfield Properties’ share is $nil (2006 — $630,000).
Audit fees were for professional services rendered for the audits of our consolidated financial statements as of and for the years ended December 31, 2007 and 2006 and the audit of internal control over financial reporting as of December 31, 2007, quarterly reviews of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.
Tax fees consist of services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of our board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.
ADDITIONAL INFORMATION
Additional information relating to directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of management and others in material transactions, is set out in pages 11 through 19 of our Management Proxy Circular dated March 17, 2008. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2007. Our 2007 Annual Report also contains, in pages 12 through 59, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2007.
You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on our Web site at www.brookfieldproperties.com.

APPENDIX A — SUBSIDIARIES
As of March 17, 2008, Brookfield Properties Corporation (“Brookfield Properties”) beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represent not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Brookfield Properties, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Brookfield Properties at March 17, 2008, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

	Jurisdiction of	Percentage	Property (including Percentage Interest if less
Subsidiary	Formation	Interest	than 100%) /Line of Business

Brookfield Properties Ltd.	Ontario	100%	Property Management Company, Brookfield Place,
			Bay-Wellington Tower, Toronto and TD Canada Trust
			Tower, Toronto (50%)

Brookfield Place (Wellington) Limited	Canada	100%	Head Lease, Brookfield Place, Bay-Wellington Tower, Toronto

Galleria Concourse Operations Inc.	Ontario	75%	Head Lease, Brookfield Place, Retail and Parking, Toronto

CT Tower Investments Inc.	Ontario	50%	Head Lease, Brookfield Place, TD Canada Trust Tower, Toronto

1455605 Ontario Limited	Ontario	100%	Ground Lease, Brookfield Place, Bay-Wellington Tower, Toronto

Carma Ltd.	Alberta	100%	Holding Company

Carma Developers LP	Alberta	100%	Land Development and Housing (Canada)

Brookfield Properties, Inc.	Delaware	100%	Holding Company

Carma Inc.	Delaware	100%	Land Development and Housing (US)

Brookfield Properties (US) Inc.	Delaware	100%	Holding Company

Brookfield Commercial Properties, Inc.	Delaware	100%	Holding Company

Brookfield Properties (US) LLC	Delaware	100%	Property Management

Brookfield Republic Plaza LLC	Delaware	100%	Republic Plaza, Denver

Brookfield Mountain Inc.	Colorado	100%	Capital Federal Block 197, Denver

MCC Mortgage L.P.	Delaware	100%	33 South 6th Street Minneapolis City
			Center, Minneapolis

Brookfield Market Inc.	Minnesota	100%	Gaviidae Common Phase I, Minneapolis

DB Holdings, Inc./ Brookfield DB Inc.	Minnesota/ Minnesota	100%	Dain Rauscher Plaza, Minneapolis Gaviidae Common Phase II, Minneapolis

Brookfield Properties One Bethesda Co. LLC	Delaware	100%	One Bethesda Center, Maryland

Brookfield Properties 601 South 12th Co. LLC	Delaware	100%	601 South 12th Street, Virginia

Brookfield Properties 701 South	Delaware	100%	701 South 12th Street, Virginia
12th Co. LLC

Brookfield Properties Holdings Inc.	Delaware	100%	Holding Company

Brookfield Financial Properties, L.P.	Delaware	99.4%	Property Management and Holdings

Brookfield Properties One WFC Co. LLC	Delaware	99.4%	One World Financial Center, NY

WFP Tower B Co. L.P.	New York	99.4%	Two World Financial Center, NY

BFP Tower C Co. LLC	Delaware	99.4%	Three World Financial Center, NY (51.47%)

WFP Tower D Co. L.P.	New York	99.4%	Four World Financial Center, NY (51%)

Brookfield Properties OLP Co. LLC	Delaware	99.4%	One Liberty Plaza, NY

BFP 245 Park Co. LLC	Delaware	50.7%	245 Park Avenue, NY

BFP 300 Madison II LLC	Delaware	99.4%	300 Madison Avenue, NY

	Jurisdiction of	Percentage		Property (including Percentage Interest if less
Subsidiary	Formation	Interest		than 100%) /Line of Business

Brookfield Properties 53	Delaware	99.4%		53 State Street, Boston (51%)
State Fee Co. L.P./Brookfield	Delaware
Properties 53 State Co. L.P.

WFP 75 State Street Co. L.P.	Delaware	99.4%		75 State Street, Boston (51%)

BFP 1625 Eye Co. LLC	Delaware	99.4%		1625 Eye Street, Washington, D.C.

BFP 701 9th Co. LLC	Delaware	99.4%		701 9th Street, Washington, D.C.

77 K Street Tower, LLC	Delaware	49.7%		77 K Street, Washington. D.C.

BFP Potomac Tower Co. LLC	Delaware	99.4%		Potomac Tower, Arlington, Virginia

Brunswash Development	Delaware	14.9%		Fort Washington and Industrial Property,
Corporation				Pennsylvania (50%)

WFP Pennland Co. L.P.	Delaware	99.4%		Land in Upper Dublin, Pennsylvania (50%)

Brookfield Properties W.	Delaware	100%		West 33rd 9th Avenue, NY
33rd Co. L.P.

West 31st Street, Inc.	Delaware	100%		West 31st 9th Avenue, NY

Olympia & York Homes Corporation	California	100%		Lot at Chino Hills, CA

Brookfield FMS Ltd.	Alberta	100%		Holding Company

Brookfield LePage Johnson Controls Facility Management Services (LP)	Ontario	40%		Facilities Management

1043513 Alberta Ltd.	Alberta	100%		Holding Company

BPO Properties Ltd.	Canada	89%		Holding Company

70 York Street Limited	Ontario	89%		HSBC Building Ground Lease, 70 York Street, Toronto

Exchange Tower Limited	Ontario	89%		Bay-Adelaide Centre, Toronto (50%)

Brookfield Properties (ET) Ltd. and	Ontario	89%	}	Exchange Tower & Lands, Toronto (50%)
1211460 Ontario Limited	Ontario	89%

1262004 Ontario Limited	Ontario	89%	}	Queen’s Quay Terminal & Lands, Toronto
1452917 Ontario Limited	Ontario	89%

1450779 Ontario Limited	Ontario	89%		20-22 Front Street E., Toronto

1464255 Ontario Limited	Ontario	89%		Hudson’s Bay Centre, Toronto (25%)

1523605 Ontario Limited	Ontario	89%		105 Adelaide Street West, Toronto

3744469 Canada Inc.	Canada	89%	}	Royal Centre & Lands, Vancouver
3945863 Canada Inc.	Canada	89%

Brookfield Properties (Bankers Hall) Ltd.	Alberta	89%		Bankers Hall, Calgary (50%)

Brookfield Properties (RBB) Ltd.	Alberta	89%		Royal Bank Building, Calgary (50%)

PCC Properties (Calgary) Ltd.	Alberta	89%		Petro-Canada Centre, Calgary (50%)

Fifth Avenue Place (Calgary) Ltd.	Alberta	89%		Fifth Avenue Place, Calgary (50%)

Brookfield Properties Management Corporation	Canada	89%		Property Management Company

BPO Real Estate Corporation	Alberta	89%		Holding Company

BPO Value Add Trust	Alberta	89%		Altius Centre, Calgary (25%)
				Canadian Western Bank Place, Edmonton (25%)
				Enbridge Tower, Edmonton (25%)
				Acres House, Niagara Falls (25%)

BPO Core Trust	Alberta	89%		Place de Ville I, Ottawa (25%)
				Place de Ville II, Ottawa (25%)
				Place de Ville III, Ottawa (25%)
				Jean Edmonds Tower, Ottawa (25%)

	Jurisdiction of	Percentage		Property (including Percentage Interest if less
Subsidiary	Formation	Interest		than 100%) /Line of Business

				Maritime Life Tower, Toronto (25%)
				Yonge/Richmond Centre, Toronto (25%)

1445750 Ontario Inc.	Ontario	89%		Holding Company

2072790 Ontario Inc.	Ontario	22.25%		Holding Company

First Place Tower	Ontario	22.25%		First Canadian Place, Toronto
Brookfield Properties Inc.

Brookfield Properties (PI)	Ontario	22.25%
Inc.

BPO GP Ltd.	Alberta	89%		Holding Company

BPO GP Trust	Alberta	89%

BPO Properties Bay Adelaide LP	Ontario	89%		Bay-Adelaide Centre, Toronto (50%)

BPO Properties 74 York LP	Ontario	89%		74 York Street, Toronto (50%)

BPO Properties 76 York LP	Ontario	89%		76 York Street, Toronto (50%)

BPO Properties Bloor Yonge LP	Ontario	89%		Hudson's Bay Centre, Toronto (75%)

BPO Properties Yonge Adelaide LP	Ontario	89%		Yonge Adelaide, Toronto

BPO Properties CHS LP and	Alberta	89%	}	Calgary Herald Site, Calgary
6640982 Canada Inc.	Canada	89%

Brookfield Properties Bankers	Alberta	89%		Bankers Court, Calgary (50%)
Court LP

Brookfield Homes Holdings Ltd.	Ontario	100%		Holding Company

Brookfield Homes (Ontario) Limited	Ontario	100%		Land Development and Housing (Ontario)

Brookfield Residential Services Ltd.	Ontario	100%		Condominium Management Company

Brookfield Properties Services Ltd.	Canada	100%		Office Services Company

Brookfield Properties Management LLC	Delaware	100%		Property Management

TRZ Holdings IV LLC	Delaware	45.23%		Holding Company

One NY Plaza Co. LLC	Delaware	45.23%		One New York Plaza, NY

Newport Tower Co. LLC	Delaware	45.23%		Newport Tower 525 Washington Blvd., Jersey City (49.9%)

1114 6th Avenue Co. LLC	Delaware	45.23%		1114 Avenue of the Americas (Grace Building), NY

1411 TrizecHahn Swig, L.L.C.	Delaware	45.23%		1411 Broadway (World Apparel Center), NY (49.9%)

1460 Fee TrizecHahn — Swig, L.L.C.	Delaware	45.23%	}	1460 Broadway, NY (99.8%)
1460 Leasehold TrizecHahn — Swig, L.L.C.		45.23%

TrizecHahn 1065 Avenue of the Americas LLC	Delaware	45.23%		1065 Avenue of the Americas, NY (99%)

1250C/2401P Co. LLC	Delaware	45.23%		2401 Pennsylvania Avenue, Washington, D.C.
				1250 Connecticut Avenue, Washington, D.C.

1200 K Street II Co. LLC	Delaware Delaware	45.23%	}	1200 K Street, N.W., Washington, D.C.
1200 K Street I Co. LLC		45.23%

2000 L Co. LLC	District of Columbia	45.23%		2000 L Street, N.W., Washington, D.C.

1400 K Co. LLC	District of	45.23%	}	1400 K Street, N.W., Washington, D.C.
1400 K Fee LLC	Columbia/	45.23%
	District of Columbia

1250 23rd Street Co. LLC	District of Columbia	45.23%		1250 23rd Street, N.W., Washington, D.C.

1225 Connecticut Co. LLC	Delaware	45.23%		1225 Connecticut Avenue, N.W., Washington, D.C.

	Jurisdiction of	Percentage	Property (including Percentage Interest if less
Subsidiary	Formation	Interest	than 100%) /Line of Business

2001 M Co. LLC	Delaware	44.33%	2001 M Street, N.W., Washington, D.C. (49.5%)

750 Ninth Street, LLC	Delaware	22.57%	Victor Building, Washington, D.C.

Bethesda Crescent (Wisconsin) Co. L.P.	Maryland	45.23%	Bethesda Crescent 7401 & 7475 Wisconsin Avenue, Bethesda

Bethesda Crescent (4600) Co. L.P.	Maryland	45.23%	Bethesda 4600 East-West Highway, Bethesda

Two Reston Co. LLC	Delaware	45.23%	Reston Unisys Building Two Reston Crescent, VA

One Reston Co. LLC	Delaware	45.23%	One Reston Crescent, VA

1550 and 1560 Wilson Co. LLC	Delaware	45.23%	1550 & 1560 Wilson Blvd., Rosslyn, VA

Silver SM Co. LLC	Maryland	45.23%	Silver Spring Metro Plaza, Montgomery, MD

Two Ballston Plaza Co. LLC	Delaware	45.23%	Two Ballston Plaza, Arlington, VA

LS 111 West Ocean Co. LLC	Delaware	45.23%	Landmark Square, Long Beach, CA

333 South Hope Co. LLC	Delaware	45.23%	Bank of America Plaza 333 S. Hope St., Los Angeles

601 Figueroa Co. LLC	Delaware	45.23%	Figueroa at Wilshire, Los Angeles

Marina Airport Building Ltd.	California	45.23%	Marina Towers (North and South), Marina del Rey, CA (50%)

EYP Realty, LLC		45.23%	Ernst & Young Plaza and Seven Market Place, Los Angeles

Trizec 9665 Wilshire, LLC	Delaware	45.23%	9665 Wilshire Blvd., Los Angeles

Trizec 6080 HHC, LLC	Delaware	45.23%	HHC 6080 Center Drive, Los Angeles

Trizec Northpoint Tower, LLC	Delaware	45.23%	HHC Northpoint 6601 Center Drive W., Los Angeles

Trizec 5670 Wilshire, LLC	Delaware	45.23%	5670 Wilshire Boulevard, Los Angeles

Trizec HHC Spectrum, LLC	Delaware	45.23%	Howard Hughes Center — Spectrum Center, Los Angeles

Trizec 6060 HHC, LLC	Delaware	45.23%	HHC 6060 Center Drive, Los Angeles

Trizec 6100 HHC, LLC	Delaware	45.23%	HHC 6100 Center Drive, Los Angeles

Trizec West LA Tower, LLC	Delaware	45.23%	HHC HH Tower 6701 Center Drive West, Los Angeles

Trizec Westwood Center, LLC	Delaware	45.23%	Westwood Center 110 Glendon Avenue, Los Angeles

Trizec Wilshire Center, LLC	Delaware	45.23%	World Savings Center 11601 Wilshire Blvd., Los Angeles

Trizec 701 B Street, LLC	Delaware	45.23%	701 B Street, San Diego

Trizec 707 Broadway, LLC	Delaware	45.23%	707 Broadway, San Diego

Trizec Sorrento Towers, LLC	Delaware	45.23%	Sorrento Retail, 9450 Scranton Road, San Diego,
			Sorrento Towers North 5355 — 5375 Mira Sorrento
			Place, San Diego, Sorrento Towers South 9276 and
			9330 Scranton Road Corporate Center, San Diego

Dresser — Cullen Venture	Texas		Kellogg Brown & Root Tower 601 Jefferson, Houston, TX (50%)

Cullen 500 Jefferson Co. L.P.	Delaware		500 Jefferson, Houston

Cullen Allen Holdings, L.P.	Delaware	45.23%	Continental Center I 1600 Smith Street, Houston
			One, Two and Three Allen Center, Houston

Four Allen Center Co. LLC	Delaware	45.23%	Four Allen Center, Houston

Cullen Continental II Co. L.P.	Delaware	45.23%	Continental Center II 600 Jefferson, Houston

Houston Hotel Associates Limited Partnership, L.L.P.	Virginia	10.4%	The Crowne Plaza Downtown, Houston

APPENDIX B — COMMERCIAL PROPERTIES BY REGION

									Brookfield		Brookfield
									Properties’	Other	Properties’
					Total		Total	Owned	Owned	Shareholder’s	Net Owned
	Number of	Leased	Office	Retail	Leasable	Parking	Area	Interest	Interest	Interest	Interest
December 31, 2007	Properties	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq Ft.)

NEW YORK
World Financial Center
One	1	99.1	1,520	50	1,570	58	1,628	100.0	1,628	(10)	1,618
Two	1	100.0	2,455	36	2,491	—	2,491	100.0	2,491	(15)	2,476
Three	1	99.3	1,179	—	1,179	53	1,232	100.0	1,232	(8)	1,224
Four	1	100.0	1,712	43	1,755	48	1,803	51.0	920	(6)	914
Retail	—	82.4	—	171	171	122	293	100.0	293	(2)	291
One Liberty Plaza	1	99.9	2,194	20	2,214	—	2,214	100.0	2,214	(14)	2,200
245 Park Avenue	1	99.7	1,630	62	1,692	—	1,692	51.0	863	(5)	858
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100.0	1,094	(6)	1,088
One New York Plaza	1	98.7	2,426	33	2,459	—	2,459	100.0	2,459	(1,347)	1,112
Newport Tower	1	98.5	1,028	34	1,062	—	1,062	100.0	1,062	(582)	480
The Grace Building	1	97.2	1,499	20	1,519	—	1,519	49.9	758	(415)	343
1065 Ave of the Americas	1	81.8	625	40	665	—	665	99.0	658	(360)	298
1411 Broadway	1	88.4	1,074	39	1,113	36	1,149	49.9	573	(314)	259
1460 Broadway	1	92.0	206	9	215	—	215	49.9	107	(58)	49

	13	97.8	18,637	562	19,199	317	19,516		16,352	(3,142)	13,210
BOSTON
53 State Street	1	99.5	1,090	30	1,120	41	1,161	100.0	1,161	(7)	1,154
75 State Street	1	92.1	742	25	767	235	1,002	100.0	1,002	(6)	996

	2	96.5	1,832	55	1,887	276	2,163		2,163	(13)	2,150
WASHINGTON, D.C. 1625 Eye Street	1	99.9	374	12	386	185	571	100.0	571	(4)	567
701 9th Street	1	100.0	340	24	364	183	547	100.0	547	(3)	544
Potomac Tower	1	100.0	237	—	237	203	440	100.0	440	(3)	437
601 South 12th Street	1	100.0	243	—	243	—	243	100.0	243	—	243
701 South 12th Street	1	100.0	297	—	297	—	297	100.0	297	—	297
One Bethesda Center	1	100.0	151	17	168	—	168	100.0	168	—	168
1200K Street	1	100.0	366	24	390	44	434	100.0	434	(238)	196
1250 23rd Street	1	7.0	116	—	116	16	132	100.0	132	(72)	60
1250 Connecticut	1	99.9	152	20	172	26	198	100.0	198	(108)	90
1400 K Street	1	97.8	178	12	190	34	224	100.0	224	(123)	101
2000 L Street	1	93.6	308	75	383	—	383	100.0	383	(210)	173

									Brookfield		Brookfield
									Properties’	Other	Properties’
					Total		Total	Owned	Owned	Shareholder’s	Net Owned
	Number of	Leased	Office	Retail	Leasable	Parking	Area	Interest	Interest	Interest	Interest
December 31, 2007	Properties	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq Ft.)

2001 M Street	1	98.9	190	39	229	35	264	98.0	259	(142)	117
2401 Pennsylvania Ave	1	93.6	58	19	77	16	93	100.0	93	(51)	42
Bethesda Crescent	3	99.5	241	27	268	68	336	100.0	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100.0	185	(101)	84
Silver Springs Metro Plaza	3	94.2	640	47	687	84	771	100.0	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100.0	316	(173)	143
Two Ballston Plaza	1	94.9	204	19	223	—	223	100.0	223	(122)	101
Victor Building	1	65.2	298	45	343	—	343	50.0	171	(93)	78
1550 & 1560 Wilson Blvd	2	67.2	226	32	258	76	334	100.0	334	(183)	151

	28	92.5	5,119	413	5,532	970	6,502		6,325	(2,232)	4,093
HOUSTON
500 Jefferson	1	96.1	351	39	390	44	434	100.0	434	(237)	197
One Allen Centre	1	98.5	913	79	992	—	992	100.0	992	(544)	448
Two Allen Centre	1	97.7	987	9	996	—	996	100.0	996	(546)	450
Three Allen Centre	1	93.4	1,173	22	1,195	—	1,195	100.0	1,195	(655)	540
Kellogg Brown & Root Tower	1	94.4	985	63	1,048	254	1,302	50.0	651	(357)	294
Continental Center 1	1	97.9	1,048	50	1,098	411	1,509	100.0	1,509	(826)	683
Continental Center 2	1	86.6	428	21	449	81	530	100.0	530	(290)	240
1201 Louisiana	1	92.0	825	19	844	48	892	100.0	892	—	892

	8	95.1	6,710	302	7,012	838	7,850		7,199	(3,455)	3,744
LOS ANGELES
601 Figueroa	1	67.9	1,037	2	1,039	123	1,162	100.0	1,162	(636)	526
Bank of America Plaza	1	92.1	1,383	39	1,422	343	1,765	100.0	1,765	(967)	798
Ernst & Young Tower	1	85.3	910	335	1,245	391	1,636	100.0	1,636	(896)	740
Landmark Square	1	94.2	420	23	443	212	655	100.0	655	(359)	296
Marina Towers	2	96.3	356	25	381	87	468	50.0	234	(128)	106
5670 Wilshire Blvd	1	92.7	390	19	409	—	409	100.0	409	(224)	185
6060 Center Drive	1	87.1	242	15	257	113	370	100.0	370	(203)	167
6080 Center Drive	1	96.6	288	—	288	163	451	100.0	451	(247)	204
6100 Center Drive	1	96.7	286	—	286	168	454	100.0	454	(249)	205
701B Street	1	86.7	529	37	566	—	566	100.0	566	(310)	256
707 Broadway	1	77.5	181	—	181	128	309	100.0	309	(169)	140
9665 Wilshire Blvd	1	98.8	162	—	162	64	226	100.0	226	(124)	102

									Brookfield		Brookfield
									Properties’	Other	Properties’
					Total		Total	Owned	Owned	Shareholder’s	Net Owned
	Number of	Leased	Office	Retail	Leasable	Parking	Area	Interest	Interest	Interest	Interest
December 31, 2007	Properties	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq Ft.)

Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100.0	37	(20)	17
Howard Hughes Tower	1	77.5	316	2	318	141	459	100.0	459	(251)	208
NorthPoint	1	92.3	103	—	103	45	148	100.0	148	(81)	67
Arden Towers at Sorrento	4	85.7	548	54	602	—	602	100.0	602	(330)	272
Westwood Center	1	98.7	291	25	316	—	316	100.0	316	(173)	143
World Savings Center	1	94.5	464	14	478	161	639	100.0	639	(350)	289

	22	87.5	7,943	590	8,533	2,139	10,672		10,438	(5,717)	4,721
DENVER
Republic Plaza
Republic Plaza	1	97.5	1,247	45	1,292	503	1,795	100.0	1,795	—	1,795

	1	97.5	1,247	45	1,292	503	1,795		1,795	—	1,795
MINNEAPOLIS
33 South Sixth Street	2	91.3	1,082	370	1,452	325	1,777	100.0	1,777	—	1,777
Dain Plaza	2	93.8	593	442	1,035	196	1,231	100.0	1,231	—	1,231

	4	92.4	1,675	812	2,487	521	3,008		3,008	—	3,008

Subtotal United States	78	94.5	43,163	2,779	45,942	5,564	51,506		47,280	(14,559)	32,721

TORONTO
Brookfield Place
Bay Wellington Tower	1	97.7	1,299	41	1,340	—	1,340	100.0	1,340	—	1,340
TD Canada Trust Tower	1	100.0	1,127	17	1,144	—	1,144	50.0	572	—	572
Retail and Parking	1	97.7	—	115	115	690	805	70.0	564	—	564
First Canadian Place	1	98.4	2,379	232	2,611	170	2,781	25.0	695	(76)	619
Exchange Tower	1	97.2	963	66	1,029	131	1,160	50.0	580	(64)	516
105 Adelaide	1	100.0	176	7	183	49	232	100.0	232	(25)	207
Hudson Bay Centre	1	94.7	536	261	797	295	1,092	100.0	1,092	(121)	971
2 Queen St. E	1	98.6	448	16	464	81	545	25.0	136	(15)	121
Queens Quay Terminal	1	96.8	429	75	504	—	504	100.0	504	(56)	448
151 Yonge St.	1	94.7	289	10	299	72	371	25.0	93	(10)	83
HSBC Building	1	100.0	188	6	194	31	225	100.0	225	(25)	200
22 Front Street	1	99.2	136	8	144	—	144	100.0	144	(15)	129

	12	97.9	7,970	854	8,824	1,519	10,343		6,177	(407)	5,770
CALGARY
Bankers Hall	3	99.7	1,944	224	2,168	525	2,693	50.0	1,347	(149)	1,198
Petro Canada Centre	2	100.0	1,708	24	1,732	220	1,952	50.0	976	(107)	869

									Brookfield		Brookfield
									Properties’	Other	Properties’
					Total		Total	Owned	Owned	Shareholder’s	Net Owned
	Number of	Leased	Office	Retail	Leasable	Parking	Area	Interest	Interest	Interest	Interest
December 31, 2007	Properties	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(%)	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(000’s Sq Ft.)

5th Avenue Place	2	99.6	1,430	45	1,475	206	1,681	50.0	841	(93)	748
Altius Centre	1	99.5	303	3	306	72	378	25.0	95	(11)	84

	8	99.8	5,385	296	5,681	1,023	6,704		3,259	(360)	2,899
OTTAWA
Place de Ville I	2	99.8	569	18	587	502	1,089	25.0	272	(30)	242
Place de Ville II	2	98.6	591	19	610	433	1,043	25.0	261	(29)	232
Jean Edmonds Towers	2	99.7	540	13	553	95	648	25.0	162	(18)	144

	6	99.3	1,700	50	1,750	1,030	2,780		695	(77)	618
Other
Royal Centre, Vancouver	1	97.4	494	95	589	264	853	100.0	853	(94)	759
Canadian Western Bank, Edmonton	1	98.7	375	31	406	91	497	25.0	124	(14)	110
Enbridge Tower, Edmonton	1	100.0	179	4	183	30	213	25.0	53	(6)	47
4342 Queen Street, Niagara Falls	1	68.0	149	—	149	60	209	25.0	52	(5)	47
Other	1	96.2	70	3	73	—	73	100.0	73	—	73

	5	94.9	1,267	133	1,400	445	1,845		1,155	(119)	1,036

Subtotal Canada	31	98.4	16,322	1,333	17,655	4,017	21,672		11,286	(963)	10,323

TOTAL PORTFOLIO	109	95.6	59,485	4,112	63,597	9,581	73,178		58,566	(15,522)	43,044

APPENDIX C — SUMMARY OF TERMS AND CONDITIONS OF AUTHORIZED SECURITIES
Class A Preference Shares
Provisions of Class A Preference Shares
Issuance in Series
The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.
Dividends
The holders of Class A preference shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends are paid in priority to dividends on any other shares of Brookfield Properties, and no dividends are declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding have been declared and paid or provided for at the date of such declaration or payment or setting apart.
Redemption
The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11111 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Repurchase
The Corporation may at any time, and from time to time, purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$1.11111 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares are entitled to receive an amount equal to C$1.11111 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders are not entitled to share any further in the distribution of the property or assets of Brookfield Properties.
Voting
The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.
Specific Provisions of Class A Preference Shares, Series A
Dividends
The holders of Class A preference shares, Series A, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.
Specific Provisions of Class A Preference Shares, Series B
Dividends
The holders of Class A preference shares, Series B, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

Class AA Preference Shares
Provisions of Class AA Preference Shares
Issuance in Series
The Class AA preference shares may be issued at any time, or from time to time, in one or more series. The board of directors of Brookfield Properties will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.
Priority
The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of Brookfield Properties or any other distribution of the assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.
Redemption
Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Repurchase
Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares are, subject to the terms of the Class A preference shares, entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder is not entitled to share any further in the distribution of the property and assets of Brookfield Properties.
Dividends
The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of Brookfield Properties, fixed cumulative preferential cash dividends.
Voting
Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of Brookfield Properties, unless and until Brookfield Properties from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of Brookfield Properties and are entitled to one vote for every Class AA preference share held.

Specific Provisions of the Class AA Preference Shares, Series E
Dividends
Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of Brookfield Properties.
Redemption
The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by Brookfield Properties not less than 30 days and not more than 60 days before the date specified for redemption.
Purchase for Cancellation
The Corporation may at any time, or from time to time, purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or in the event of any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares are entitled to receive an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of Brookfield Properties distributed to the holders of any other shares of Brookfield Properties ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.
Voting
Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of Brookfield Properties.
Class AAA Preference Shares
Provisions of Class AAA Preference Shares
Issuance in Series
The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.
Priority
The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of Brookfield Properties. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.
Voting
Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of Brookfield Properties. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

Approval
The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.
Specific Provisions of Class AAA Preference Shares, Series E
The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by Brookfield Properties as debt, in accordance with Canadian GAAP.
Dividends
The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.
Redemption
Subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series E Shares, Brookfield Properties may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Retraction
Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to Brookfield Properties at least 10 days prior to the date specified for retraction.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Amendment
The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.
Specific Provisions of the Class AAA Preference Shares, Series F
Dividends
The holders of the Class AAA Preference Shares, Series F (the “Class AAA, Series F Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series F Shares are not redeemable before September 30, 2009. On or after this date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restriction on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series F Shares are not convertible at the option of Brookfield Properties prior to September 30, 2009. On and after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the current market price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares are entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series F Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series F Shares:

a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series F Shares;

b)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series F Shares;

c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

e)	issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.
Specific Provisions of the Class AAA Preference Shares, Series G
Dividends
The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series G Shares are not convertible at the option of Brookfield Properties prior to June 30, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (“the “NYSE”) (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series G Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series G Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.
Specific Provisions of the Class AAA Preference Shares, Series H
Dividends
The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series H Shares are not convertible at the option of Brookfield Properties prior to December 31, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series H Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series H Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.
Specific Provisions of the Class AAA Preference Shares, Series I
Dividends
The holders of the Class AAA Preference Shares, Series I (the “Class AAA, Series I Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series I Shares are not redeemable before December 31, 2008. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series I Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series I Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before December 31, 2009, of C$25.50 if redeemed on or after December 31, 2009 but before December 31, 2010, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series I Shares are not convertible at the option of Brookfield Properties prior to December 31, 2008. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series I Shares into that number of freely tradable Common Shares determined (per Class AAA, Series I Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series I Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2010, each Class AAA, Series I Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series I Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series I Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series I Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series I Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series I Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series I Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series I Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series I Shares. The holders of the Class AAA, Series I Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series I Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series I Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series I Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series I Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series I Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series I Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series I Shares; or

(v)	issue any additional Class AAA, Series I Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series I Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series I Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series I Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series I Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series I Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series I Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series I Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series I Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series I Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series I Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series I Share held.
Specific Provisions of the Class AAA Preference Shares, Series J
Dividends
The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series J Shares are not convertible at the option of Brookfield Properties prior to June 30, 2010. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series J Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series J Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.
Specific Provisions of the Class AAA Preference Shares, Series K
Dividends
The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2013, of C$25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series K Shares are not convertible at the option of Brookfield Properties prior to December 31, 2012. On or after this date, Brookfield Properties may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ''Current Market Price’’). Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series K Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series K Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Series K Preference Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.
Common Shares
Provisions of Common Shares
Dividends
The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield Properties.
Voting
The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of Brookfield Properties.

APPENDIX D — AUDIT COMMITTEE CHARTER
A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
Membership and Chairperson
Following each annual meeting of shareholders, the board of directors of the Corporation (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on three or more other public company audit committees, except with the prior approval of the Board.
The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.
Responsibilities
The Committee shall:
a)	be directly responsible for overseeing the work of the external auditor of the Corporation engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Corporation (the “auditor”);

b)	require the auditor to report directly to the Committee;

c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the shareholders;

d)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

g)	at least annually, obtain and review a report by the auditor describing:
•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;
h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

i)	review and evaluate the lead partner of the auditor;

j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:
•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Corporation;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Corporation;

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 5135.099 and 5136.28 of the CICA Handbook and the United States Securities Exchange Act of 1934.

l)	pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

m)	resolve any disagreements between management and the auditor regarding financial reporting;

n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operation;

•	reconciliations of the annual or interim financial statement; and

•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);
o)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

s)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;
t)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

v)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

w)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

x)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

y)	review periodically, the status of taxation matters of the Corporation;

z)	review and approve the Corporation’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Corporation;

aa)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

bb)	consider other matters of a financial nature as directed by the Board.
Reporting
The Committee will regularly report to the Board on:
•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function department;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
Review and Disclosure
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s Web site and the annual report of the Corporation will state that this Charter is available on the Web site or is available in print to any shareholder who requests a copy.
Assessment
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.
Access To Outside Advisors And Senior Management
The Committee may retain any outside advisor at the expense of the Corporation, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
Meetings
Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Canada Business Corporations Act and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.
Definitions
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):
a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn. $75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or
e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years, made payments to, or received payments from, the Corporation in excess of the greater of US $1 million and 2% of the other company’s consolidated gross revenues.
For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the director’s home.
Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:
a)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.
For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Audit Committee Financial Expert” means a person who has the following attributes:
a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;
acquired through any one or more of the following:
a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.